As filed with the Securities and Exchange Commission on December 30, 1999

------------------------------------------------------------------------------
                                                        File Nos. 333-
                                                                  811-07467

                       Securities And Exchange Commission
                             Washington. D.C. 20549

                                    Form N-4

           Registration Statement under the Securities Act of 1933 [X]

                          Pre-Effective Amendment No. __
                         Post-effective Amendment No. __

                                     and/or

       Registration Statement under the Investment Company Act of 1940 [X]
                                 Amendment No. 8

                  Allstate Life of New York Separate Account A
                           (Exact Name of Registrant)

                   Allstate Life Insurance Company of New York
                               (Name of Depositor)

                               One Allstate Drive
                        Farmingville, New York 11738-9075
                   (Address of Depositor's Principal Offices)

                                  847/402-2400
               (Depositor's Telephone Number, Including Area Code)

                               Michael J. Velotta
                  Vice President, Secretary And General Counsel
                   Allstate Life Insurance Company of New York
                                3100 Sanders Road
                           Northbrook, Illinois 60062
                                  847/402-2400
       (Name, Complete Address and Telephone Number of Agent for Service)

                                    Copies to:
   Richard T. Choi, Esquire                     Terry R. Young, Esquire
Freedman, Levy, Kroll & Simonds           Allstate Life Financial Services, Inc.
 1050 Connecticut Avenue, N.W.                  3100 Sanders Road
           Suite 825                          Northbrook, Illinois  60062
  Washington, D.C. 20036-5366

Approximate date of proposed public offering: As soon as practicable after the effective date of the registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Title of Securities Being Registered: Units of interest in the Allstate Life of New York Separate Account A under deferred variable annuity contracts.

                 THE SCUDDER HORIZON ADVANTAGE VARIABLE ANNUITY

                            Prospectus dated ________________

Group Flexible Premium Deferred Variable Annuity Contracts

offered by

Allstate Life Insurance Company of New York
One Allstate Drive, Farmingville, New York 11738

through

Allstate Life of New York Separate Account A

Allstate Life Insurance Company of New York ("Allstate New York") is offering the Scudder Horizon Advantage Variable Annuity, a group flexible premium deferred variable annuity contract ("Contract"). This prospectus contains information about the Contract that you should know before investing. Please keep it for future reference.

The Contract currently offers 11 investment alternatives ("investment alternatives"). The investment alternatives include 2 fixed account options ("Fixed Account Options") and 9 variable sub-accounts ("Variable Sub-Accounts") of the Allstate Life of New York Separate Account A ("Variable Account"). Each Variable Sub-Account invests exclusively in shares of one of the following mutual fund portfolios ("Portfolios") of Scudder Variable Life Investment Fund ("Fund"):

                   Balanced Portfolio
                   Bond Portfolio
                   Capital Growth Portfolio
                   Global Discovery Portfolio
                   Growth and Income Portfolio
                   International Portfolio
                   Large Company Growth Portfolio
                   Money Market Portfolio
                   Small Company Growth Portfolio

We (Allstate New York) have filed a Statement of Additional Information, dated _______________, with the Securities and Exchange Commission ("SEC"). It contains more information about the Contract and is incorporated herein by reference, which means it is legally a part of this prospectus. Its table of contents appears on page __ of this prospectus. For a free copy, please write us at the address or call us at 1-800-833-0194, or go to the SEC's Web site (http://www.sec.gov). You can find other information and documents about us, including documents that are legally part of this prospectus, at the SEC's Web site.


                         The Securities and Exchange Commission has not approved or disapproved the securities described in this prospectus, nor has it passed on the accuracy or the adequacy of this prospectus. Anyone who tells you otherwise is committing a federal crime.

                         The Contracts may be distributed through broker-dealers
                         that have relationships with banks or other financial
       IMPORTANT         institutions or by employees of such banks. However,
        NOTICES          the Contracts are not deposits,  or obligations of, or
                         guaranteed by such institutions or any federal regulatory agency. Investment in the Contracts involves investment risks, including possible loss of principal.

                         The Contracts are not FDIC insured.

                         The Contracts are only available in New York.

TABLE OF CONTENTS

------------------------------------------------------------------------------




                                                                                                Page
                           Important Terms....................................................
    Overview               The Contract at a Glance...........................................
                           How the Contract Works.............................................
                           Expense Table......................................................
                           Financial Information..............................................



                           The Contract.......................................................

                           Purchases..........................................................
Contract Features          Contract Value.....................................................
                           Investment Alternatives............................................
                                    The Variable Sub-Accounts.................................
                                    The Fixed Account Options.................................
                                    Transfers.................................................
                           Expenses...........................................................
                           Access To Your Money...............................................
                           Income Payments....................................................
                           Death Benefits.....................................................



                           More Information:
                                    Allstate New York..........................................
                                    The Variable Account.......................................
                                    The Portfolios.............................................
Other Information                   The Contract ..............................................
                                    Qualified Plans ...........................................
                                    Legal Matters..............................................
                                    Year 2000..................................................
                           Taxes...............................................................
                           Performance Information.............................................
                           Statement of  Additional Information Table of Contents..............


IMPORTANT TERMS

------------------------------------------------------------------------------



This prospectus uses a number of important terms that you may not be familiar with. The index below identifies the page that describes each term. The first use of each term in this prospectus appears in highlights.


                                                                         Page

           Accumulation Phase...........................................
           Accumulation Unit ...........................................
           Accumulation Unit Value .....................................
           Allstate New York ("We").....................................
           Anniversary Values...........................................
           Annuitant....................................................
           Automatic Additions Program .................................
           Automatic Portfolio Rebalancing Program......................
           Beneficiary .................................................
           Cancellation Period .........................................
          *Contract ....................................................
           Contract Anniversary.........................................
           Contract Owner ("You") ......................................
           Contract Value ..............................................
           Contract  Year...............................................
           Death Benefit Anniversary ...................................
           Dollar Cost Averaging Option.................................
           Dollar Cost Averaging Program................................
           Due Proof of Death...........................................
           Enhanced Death Benefit Option................................
           Fixed Account Options........................................
           Fund ........................................................
           Guarantee  Periods ..........................................
           Income Plan .................................................
           Investment Alternatives .....................................
           Issue Date ..................................................
           Payout Phase.................................................
           Payout Start Date............................................
           Portfolios ..................................................
           Qualified Contracts .........................................
           Right to Cancel .............................................
           SEC..........................................................
           Standard Fixed Account Option................................
           Systematic Withdrawal Program ...............................
           Valuation Date...............................................
           Variable Account ............................................
           Variable Sub-Account ........................................

          * We will issue you a certificate that represents your ownership and that summarizes the provisions of the group Contract. References to "Contract" in this prospectus include certificates, unless the context requires otherwise.

THE CONTRACT AT A GLANCE

------------------------------------------------------------------------------



The following is a snapshot of the Contract. Please read the remainder of this prospectus for more information.


  ---------------------------------- -----------------------------------------

      Flexible Payments
                                     You can purchase a Contract with an initial
                                     purchase  payment  of  $2,500  ($2,000  for
                                     "Qualified  Contracts," which are Contracts
                                     issued with qualified plans).  Prior to the
                                     Payout  Start  Date  you  can  add to  your
                                     Contract as often as you like. We may limit
                                     the  amount of each  purchase  payment to a
                                     minimum   of   $100   and  a   maximum   of
                                     $1,000,000.

  ---------------------------------- -----------------------------------------
  ---------------------------------- -----------------------------------------

      Right to  Cancel               You may  cancel  your  Contract
                                     within 10 days after receipt ("Cancellation
                                     Period").  Upon cancellation we will return
                                     your  purchase  payments  adjusted,  to the
                                     extent federal law permits,  to reflect the
                                     investment   experience   of  any   amounts
                                     allocated to the Variable Account.

  ---------------------------------- -----------------------------------------
  ---------------------------------- -----------------------------------------

      Expenses                       You will bear the following expenses:

                                     o    Total Variable Account annual expenses
                                          equal to 0.70% of average daily net
                                             Assets  (0.80% if you  select
                                             the Enhanced Death Benefit Option)
                                     o    Transfer fee of $10 after 12th
                                          transfer in any Contract Year (charge
                                          currently waived)
                                     o    State premium tax (New York currently
                                          does not impose one).

                                     In addition, each Portfolio pays expenses that you will bear indirectly if you invest in a Variable Sub-Account.

  ---------------------------------- -----------------------------------------
  ---------------------------------- -----------------------------------------

      Investment
      Alternatives                   The Contract offers 11 investment
                                     alternatives including:

                                     o    2 Fixed Account Options (which credit
                                          interest at rates we guarantee), and
                                     o    9 Variable  Sub-Accounts  investing in
                                          Portfolios offering professional money
                                          management by Scudder Kemper
                                          Investments, Inc.

                                     To find out current rates being paid on the Fixed Account Options, or to find out how the Variable Sub-Accounts have performed, please call us at 1-800-833-0194.


  ---------------------------------- -----------------------------------------

  ----------------------------------- ----------------------------------------

      Special Services                For your convenience, we offer these
                                      special services:

                                      o   Automatic Portfolio Rebalancing
                                          Program
                                      o   Automatic Additions Program
                                      o   Dollar Cost Averaging Program
                                      o   Systematic Withdrawal Program


  ----------------------------------- ----------------------------------------
  ----------------------------------- ----------------------------------------

      Income Payments                 You  can  choose  fixed  income
                                      payments,  variable income payments,  or a
                                      combination  of the two.  You can  receive
                                      your   income   payments  in  one  of  the
                                      following ways:

                                      o   life income with guaranteed payments
                                      o   a joint and survivor life income with
                                          guaranteed payments
                                      o   guaranteed payments for a specified
                                          period  (5 to 30 years)

  ----------------------------------- ----------------------------------------
  ----------------------------------- ----------------------------------------

      Death Benefits                  If you die before the Payout Start Date,
                                      we will pay the death benefit described
                                      in the Contract.  We also offer an
                                      Enhanced Death Benefit Option.

  ----------------------------------- ----------------------------------------
  ----------------------------------- ----------------------------------------

      Transfers                       Before  the  Payout  Start  Date,  you may
                                      transfer  your Contract  value  ("Contract
                                      Value") among the investment alternatives, with certain restrictions.

                                      We do not currently impose a charge upon transfers. However, we reserve the right to charge $10 per transfer after the 12th transfer in each "Contract year," which we measure from the date we issue your contract or a Contract anniversary ("Contract Anniversary").

  ----------------------------------- ----------------------------------------
  ----------------------------------- ----------------------------------------

      Withdrawals                     You  may  withdraw  some  or all  of  your
                                      Contract   Value  at  anytime  during  the
                                      Accumulation Phase.

                                      In general, you must withdraw at least $50 at a time. A 10% federal tax penalty may apply if you withdraw before you are 59 1/2 years old.


  ----------------------------------- ----------------------------------------

HOW THE CONTRACT WORKS

------------------------------------------------------------------------------


     The Contract basically works in two ways.

     First, the Contract can help you (we assume you are the Contract owner) save for retirement because you can invest in up to 11 investment alternatives and pay no federal income taxes on any gain until you withdraw any gain. You do this during what we call the "Accumulation Phase" of the Contract. The Accumulation Phase begins on the date we issue your Contract (we call that date the "Issue Date") and continues until the Payout Start Date, which is the date we apply your money to provide income payments. During the Accumulation Phase, you may allocate your purchase payments to any combination of the Variable Sub-Accounts and/or Fixed Account Options. If you invest in the Fixed Account Options, you will earn a fixed rate of interest that we declare periodically. If you invest in any of the Variable Sub-Accounts, your investment return will vary up or down depending on the performance of the corresponding Portfolios.

     Second, the Contract can help you plan for retirement because you can use it to receive retirement income for life and/or for a pre-set number of years, by selecting one of the income payment options (we call these "Income Plans") described on pages ____. You receive income payments during what we call the "Payout Phase" of the Contract, which begins on the Payout Start Date and continues until we make the last payment required by the Income Plan you select. During the Payout Phase, if you select a fixed income payment option, we guarantee the amount of your payments, which will remain fixed. If you select a variable income payment option, based on one or more of the Variable Sub-Accounts, the amount of your payments will vary up or down depending on the performance of the corresponding Portfolios. The amount of money you accumulate under your Contract during the Accumulation Phase and apply to an Income Plan will determine the amount of your income payments during the Payout Phase.

     The timeline below illustrates how you might use your Contract.


Effective                                             Payout Start
   Date            Accumulation Phase                        Date         Payout Phase
---------------------------------------------------------------------------------------------------------------------------
                   You save for retirement


You buy                                           You elect to receive income          You can receive       Or you can
a Contract                                        payments or receive a lump           income payments       receive income
                                                  sum payment                          for a set period      payments for life

     As the Contract owner, you exercise all of the rights and privileges provided by the Contract. If you die, any surviving Contract owner, or if there is none, the Beneficiary will exercise the rights and privileges provided by the Contract. See "The Contract." In addition, if you die before the Payout Start Date, we will pay a death benefit to any surviving Contract owner or, if none, to your Beneficiary. See "Death Benefits."

     Please contact us at 1-800-833-0194 if you have any questions about how the Contract works.

EXPENSE TABLE

------------------------------------------------------------------------------


The table below lists the expenses that you will bear directly or indirectly when you buy a Contract. The table and the examples that follow do not reflect premium taxes because New York currently does not impose premium taxes on annuities. For more information about Variable Account expenses, see "Expenses," below. For more information about Portfolio expenses, please refer to the accompanying prospectuses for the Portfolios.


      ------------------------------------------------------------------------

      CONTRACT OWNER TRANSACTION EXPENSES

      Withdrawal Charge...................................    None
      Annual Contract Maintenance Charge..................    None
      Transfer Charge ....................................    $10.00*
      -------------------

       *Applies solely to the thirteenth and subsequent transfers within a Contract Year excluding transfers due to dollar cost averaging or automatic portfolio rebalancing. We are currently waiving the transfer charge.


      ------------------------------------------------------------------------

      VARIABLE ACCOUNT ANNUAL EXPENSES
      (as a percentage of average daily net assets deducted from each Variable
       Sub-Account)
      Mortality and Expense Risk Charge..................................0.40%*
      Administrative Expense Charge......................................0.30%
                Total Variable Account Annual Expenses...................0.70%

      ----------

      * If you select the Enhanced Death Benefit Option, the mortality and expense risk charge is 0.50%.
      ------------------------------------------------------------------------

      ------------------------------------------------------------------------

      PORTFOLIO ANNUAL EXPENSES (After Voluntary  Reductions and Reimbursements)
       (as a percentage of Portfolio average daily net assets)


                                                                                                 Total Annual
      Portfolio                                            Management Fees    Other Expenses    Portfolio Expenses
      ---------                                            --------------     --------------    ------------------
      Balanced Portfolio                                       0.48%             0.08%               0.56%
      Bond Portfolio                                           0.48%             0.09%               0.57%
      Capital Growth Portfolio                                 0.46%             0.04%               0.50%
      Global Discovery Portfolio (1)                           0.91%             0.81%               1.72%
      Growth and Income Portfolio                              0.47%             0.09%               0.56%
      International Portfolio                                  0.87%             0.17%               1.04%
      Large Company Growth Portfolio (2)                       0.58%             0.67%               1.25%
      Money Market Portfolio                                   0.37%             0.07%               0.44%
      Small Company Growth Portfolio (2)                       0.88%             0.62%               1.50%
-------------------

(1) Until April 30, 1998, the Adviser agreed to waive a portion of its management fee to the extent necessary to limit the expenses of the Global Discovery Portfolio to 1.50% of average daily net assets. As a result, actual 1998 expenses without giving effect to the expense limitation were: management fee 0.97% and total expenses 1.78%.

(2) Until April 2000, the Adviser agreed to waive all or a portion of its management fee to limit the expenses of the Large Company Growth Portfolio and the Small Company Growth Portfolio to 1.25% and 1.50% respectively of average daily net assets. Without these limitations the Scudder Variable Life Investment Fund estimates that total expenses for the Large Company Growth Portfolio and the Small Company Growth Portfolio would be 1.09% and 1.90%, respectively.


EXAMPLES

With The Enhanced Death Benefit
The example below shows the dollar amount of expenses that you would bear directly or indirectly if you:

o    invested a $1,000 in a Variable Sub-Account,
o    earned a 5% annual  return on your  investment,  and
o    elected the Enhanced Death Benefit Option.


SUB-ACCOUNT                              1 YEAR       3 YEARS        5 YEARS       10 YEARS
-----------                              ------       -------        -------       --------
Balanced                                  $14           $43            $75           $164
Bond                                      $14           $44            $75           $165
Capital Growth                            $13           $41            $72           $157
Global Discovery                          $26           $79           $136           $288
Growth and Income                         $14           $43            $75           $164
International                             $19           $58           $100           $217
Large Company Growth                      $21           $65           $111           $240
Money Market                              $13           $40            $68           $151
Small Company Growth                      $24           $73           $124           $266

Without The Enhanced Death Benefit
The example below shows the dollar amount of expenses that you would bear directly or indirectly if you:

o    invested $1,000 in a Variable Sub-Account,
o    earned a 5% annual return on your investment, and
o    did not elect the Enhanced Death Benefit Option.



SUB-ACCOUNT                              1 YEAR       3 YEARS        5 YEARS       10 YEARS
-----------                              ------       -------        -------       --------
Balanced                                  $13           $40            $70           $153
Bond                                      $13           $41            $70           $154
Capital Growth                            $12           $38            $66           $146
Global Discovery                          $25           $76           $130           $278
Growth and Income                         $13           $40            $70           $153
International                             $18           $55            $95           $206
Large Company Growth                      $20           $62           $106           $229
Money Market                              $12           $36            $63           $139
Small Company Growth                      $23           $70           $119           $255


The examples above do not include any tax penalties you may be required to pay if you surrender your Contract. These examples do not include deductions for premium taxes because New York does not charge premium taxes on annuities.

Please remember that you are looking at examples and not a representation of past or future expenses. Your actual expenses may be lower or greater than those shown above. Similarly, your rate of return may be lower or greater than 5%, which is not guaranteed.

FINANCIAL INFORMATION

------------------------------------------------------------------------------



To measure the value of your investment in the Variable Sub-Accounts during the Accumulation Phase, we use a unit of measure we call the "Accumulation Unit." Each Variable Sub-Account has a separate value for its Accumulation Units we call "Accumulation Unit Value." Accumulation Unit Value is analogous to, but not the same as, the share price of a mutual fund.

Currently, there are no Accumulation Unit Values to report because the Contracts were first offered as of the date of this prospectus. The financial statements of the Variable Account appear in the Statement of Additional Information.

The combined statutory basis financial statements of Allstate New York appear in the Statement of Additional Information.


EXPERTS

The financial statements and the related financial statement schedules incorporated in this prospectus by reference from Allstate New York's Annual Report on Form 10-K for the year ended December 31, 1998, and the financial statements of the Variable Account appearing in the Statement of Additional Information, which is incorporated herein by reference, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated, in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

THE CONTRACT

--------------------------------------------------------------------------------



THE CONTRACT OWNER

The Scudder Horizon Advantage Variable Annuity is a contract between you, the Contract owner, and Allstate New York, a life insurance company. As the Contract owner, you may exercise all of the rights and privileges provided to you by the Contract. That means it is up to you to select or change (to the extent permitted):

o    the investment alternatives during the Accumulation and Payout Phases,

o    the amount and timing of your purchase payments and withdrawals,

o    the programs you want to use to invest or withdraw money,

o    the income payment plan you want to use to receive retirement income,

o the Annuitant (either yourself or someone else) on whose life the income payments will be based,

o the Beneficiary or Beneficiaries who will receive the benefits that the Contract provides when the last surviving Contract owner or Annuitant dies, and

o    any other rights that the Contract provides.

If you die, any surviving Contract owner or, if none, the Beneficiary may exercise the rights and privileges provided to them by the Contract. The Contract cannot be jointly owned by both a non-natural person and a natural person.

You can use the Contract with or without a qualified plan. A qualified plan is a retirement savings plan, such as an IRA or tax-sheltered annuity, that meets the requirements of the Internal Revenue Code. Qualified plans may limit or modify your rights and privileges under the Contract. We use the term "Qualified Contract" to refer to a Contract issued with a qualified plan. See "Qualified Plans" on page __.


ANNUITANT

The Annuitant is the living individual whose life determines the amount and duration of income payments (other than under Income Plans with guaranteed payments for a specified period). You initially designate an Annuitant in your application. If the Contract owner is a natural person you may change the Annuitant prior to the Payout Start Date. At our discretion, we may permit you to designate a joint Annuitant, who is a second person on whose life income payments depend, on or after the Payout Start Date.

If the Annuitant dies prior to the Payout Start Date, the new Annuitant will be:

o    the youngest Contract owner, otherwise
o    the youngest Beneficiary.


BENEFICIARY

The Beneficiary is the person who may elect to receive the death benefit or become the new Contract owner if the sole surviving Contract owner dies before the Payout Start Date. If the sole surviving Contract owner dies after the Payout Start Date, the Beneficiary will receive any guaranteed income payments scheduled to continue.

You may name one or more Beneficiaries when you apply for a Contract. You may change or add Beneficiaries at any time by writing to us, unless you have designated an irrevocable Beneficiary. We will provide a change of Beneficiary form to be signed and filed with us. Any change will be effective at the time you sign the written notice, whether or not the Annuitant is living when we receive the notice. Until we receive your written notice to change a Beneficiary, we are entitled to rely on the most recent Beneficiary information in our files. We will not be liable as to any payment or settlement made prior to receiving the written notice. Accordingly, if you wish to change your Beneficiary, you should deliver your written notice to us promptly.

If you do not name a Beneficiary, or if the named Beneficiary is no longer living and there are no other surviving Beneficiaries, the new Beneficiary will be:

o    your spouse or, if he or she is no longer alive,
o    your surviving children equally, or if you have no surviving children,
o    your estate.

If more than one Beneficiary survives you (or the Annuitant if the Contract owner is not a natural person), we will divide the death benefit among your Beneficiaries according to your most recent written instructions. If you have not given us written instructions, we will pay the death benefit in equal amounts to the surviving Beneficiaries.


MODIFICATION OF THE CONTRACT

Only an Allstate New York officer may approve a change in or waive any provision of the Contract. Any change or waiver must be in writing. None of our agents have the authority to change or waive the provisions of the Contract. We may not change the terms of the Contract without your consent, except to conform the Contract to applicable law or changes in the law. If a provision of the Contract is inconsistent with state law, we will follow state law.


ASSIGNMENT

We will not honor an assignment of an interest in a Contract as collateral or security for a loan. However, you may assign periodic income payments under the Contract prior to the Payout Start Date. No Beneficiary may assign benefits under the Contract until they are due. We will not be bound by any assignment until the assignor signs it and files it with us. We are not responsible for the validity of any assignment. Federal law prohibits or restricts the assignment of benefits under many types of retirement plans and the terms of such plans may themselves contain restrictions on assignments. An assignment may also result in taxes or tax penalties. You should consult with an attorney before trying to assign your Contract.

PURCHASES

--------------------------------------------------------------------------------



MINIMUM PURCHASE PAYMENTS

Your initial purchase payment must be at least $2,500 ($2,000 for a Qualified Contract). You may make purchase payments at any time prior to the Payout Start Date. We may limit the amount of each purchase payment that we will accept to a minimum of $100 and a maximum of $1,000,000. We reserve the right to reject any application.


AUTOMATIC ADDITIONS PROGRAM

You may make subsequent purchase payments of at least $100 ($500 for allocation to the Fixed Account Options) by automatically transferring amounts from your bank account. Please consult with your sales representative for detailed information.


ALLOCATION OF PURCHASE PAYMENTS

At the time you apply for a Contract, you must decide how to allocate your purchase payments among the investment alternatives. The allocation you specify on your application will be effective immediately. All allocations must be in whole percents that total 100% or in whole dollars. You can change your allocations by notifying us in writing. We reserve the right to limit the availability of the investment alternatives.

We will allocate your purchase payments to the investment alternatives according to your most recent instructions on file with us. Unless you notify us in writing otherwise, we will allocate subsequent purchase payments according to the allocation for the previous purchase payment. We will effect any change in allocation instructions at the time we receive written notice of the change in good order.

We will credit the initial purchase payment that accompanies your completed application to your Contract within 2 business days after we receive the payment at our servicing center. If your application is incomplete, we will ask you to complete your application within 5 business days. If you do so, we will credit your initial purchase payment to your Contract within that 5 business day period. If you do not, we will return your purchase payment at the end of the 5 business day period unless you expressly allow us to hold it until you complete the application. We will credit subsequent purchase payments to the Contract at the close of the business day on which we receive the purchase payment at our service center located at P.O. Box 94038, Palatine, Illinois 60094.

We are open for business each day Monday through Friday that the New York Stock Exchange is open for business. We also refer to these days as "Valuation Dates." Our business day closes when the New York Stock Exchange closes, usually 4 p.m. Eastern Time (3 p.m. Central Time). If we receive your purchase payment after 3 p.m. Central Time on any Valuation Date, we will credit your purchase payment using the Accumulation Unit Values computed on the next Valuation Date.


RIGHT TO CANCEL

You may cancel the Contract by returning it to us within the Cancellation Period, which is the 10 day period after you receive the Contract. You may return it by delivering it or mailing it to us. If you exercise this "Right to Cancel," the Contract terminates and we will pay you the full amount of your purchase payments allocated to the Fixed Account Options. We will return your purchase payments allocated to the Variable Account after an adjustment, to the extent permitted by state or federal law, to reflect investment gain or loss that occurred from the date of allocation through the date of cancellation. If your Contract is qualified under Section 408 of the Internal Revenue Code, we will refund the greater of any purchase payments or the Contract Value.

CONTRACT VALUE

--------------------------------------------------------------------------------



On the Issue Date, Your Contract Value is equal to the initial purchase payment. Your Contract Value at any other time during the Accumulation Phase is equal to the sum of the value as of the most recent Valuation Date of your Accumulation Units in the Variable Sub-Accounts you have selected, plus the value in the Fixed Account Options.


ACCUMULATION UNITS

To determine the number of Accumulation Units of each Variable Sub-Account to allocate to your Contract, we divide (i) the amount of the purchase payment or transfer you have allocated to a Variable Sub-Account by (ii) the Accumulation Unit Value of that Variable Sub-Account next computed after we receive your payment or transfer. For example, if we receive a $10,000 purchase payment allocated to a Variable Sub-Account when the Accumulation Unit Value for the Sub-Account is $10, we would credit 1,000 Accumulation Units of that Variable Sub-Account to your Contract. Withdrawals and transfers from a Variable Sub-Account would, of course, reduce the number of Accumulation Units of that Sub-Account allocated to your Contract.


ACCUMULATION UNIT VALUE

As a general matter, the Accumulation Unit Value for each Variable Sub-Account will rise or fall to reflect:

o changes in the share price of the Portfolio in which the Variable Sub-Account invests, and

o the deduction of amounts reflecting the mortality and expense risk charge, administrative expense charge, and any provision for taxes that have accrued since we last calculated the Accumulation Unit Value.

We determine transfer charges (currently waived) separately for each Contract. They do not affect Accumulation Unit Value. Instead, we obtain payment of those charges and fees by redeeming Accumulation Units. For details on how we calculate Accumulation Unit Value, please refer to the Statement of Additional Information.

We determine a separate Accumulation Unit Value for each Variable Sub-Account on each Valuation Date. We also determine a separate set of Accumulation Unit Values reflecting the cost of the Enhanced Death Benefit Option described on page __ below.

You should refer to the prospectus for the Portfolios that accompanies this prospectus for a description of how the assets of each Portfolio are valued, since that determination directly bears on the Accumulation Unit Value of the corresponding Variable Sub-Account and, therefore, your Contract Value.

INVESTMENT ALTERNATIVES:  The Variable Sub-Accounts

--------------------------------------------------------------------------------



You may allocate your purchase payments to up to 9 Variable Sub-Accounts. Each Variable Sub-Account invests in the shares of a corresponding Portfolio. Each Portfolio has its own investment objective(s) and policies. We briefly describe the Portfolios below.

For more complete information about each Portfolio, including expenses and risks associated with the Portfolio, please refer to the accompanying prospectus for the Portfolio. You should carefully review the Portfolio prospectuses before allocating amounts to the Variable Sub-Accounts. Scudder Kemper Investments, Inc. serves as the investment advisor to each Portfolio.

------------------------------------------ --------------------------------------------------------------------------

Portfolio:                                 Each Portfolio Seeks:
------------------------------------------ --------------------------------------------------------------------------
Balanced Portfolio                         a balance of growth and income, and also long-term preservation of capital
------------------------------------------ --------------------------------------------------------------------------
------------------------------------------ --------------------------------------------------------------------------
Bond Portfolio                             to invest for a high level of income consistent with a high quality portfolio of debt securities
------------------------------------------ --------------------------------------------------------------------------
------------------------------------------ --------------------------------------------------------------------------
Capital Growth Portfolio                   to maximize long-term capital growth
------------------------------------------ --------------------------------------------------------------------------
------------------------------------------ --------------------------------------------------------------------------
Global Discovery Portfolio                 above average capital appreciation over the long term
------------------------------------------ --------------------------------------------------------------------------
------------------------------------------ --------------------------------------------------------------------------
Growth and Income Portfolio                long-term growth of capital, current income and growth of income
------------------------------------------ --------------------------------------------------------------------------
International Portfolio                    long-term growth of capital
------------------------------------------ --------------------------------------------------------------------------
Large Company Growth Portfolio             long-term growth of capital
------------------------------------------ --------------------------------------------------------------------------
Money Market Portfolio                     to  maintain  the stability of capital and,  consistent
                                           therewith,  to maintain the liquidity of  capital  and to
                                           provide current income
------------------------------------------ --------------------------------------------------------------------------
------------------------------------------ --------------------------------------------------------------------------
Small Company Growth Portfolio             long-term growth of capital
------------------------------------------ --------------------------------------------------------------------------


Amounts you allocate to Variable Sub-Accounts may grow in value, decline in value, or grow less than you expect, depending on the investment performance of the Portfolios in which those Variable Sub-Accounts invest. You bear the investment risk that the Portfolios might not meet their investment objectives. Shares of the Portfolios are not deposits, or obligations of, or guaranteed or endorsed by any bank and are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency.

INVESTMENT ALTERNATIVES: The Fixed Account Options

--------------------------------------------------------------------------------


You may allocate all or a portion of your purchase payments to the Fixed Account. You may choose from among 2 Fixed Account Options, including a Standard Fixed Account Option, and a Dollar Cost Averaging Fixed Account Option ("Dollar Cost Averaging Option"). Please consult with your sales representative for current information. The Fixed Account supports our insurance and annuity obligations. The Fixed Account consists of our general assets other than those in segregated asset accounts. We have sole discretion to invest the assets of the Fixed Account, subject to applicable law. Any money you allocate to a Fixed Account Option does not entitle you to share in the investment experience of the Fixed Account.


STANDARD FIXED ACCOUNT OPTION AND
DOLLAR COST AVERAGING OPTION

Standard Fixed Account Option. Purchase payments and transfers that you allocate to the Standard Fixed Account Option will earn interest for a one year period at the current rate in effect at the time of allocation or transfer. We will credit interest daily at a rate that will compound over the year to the effective annual interest rate we guaranteed at the time of allocation. As each one year period expires, we will declare a renewal rate which we guarantee for a full year. On or about the end of each one year period, we will notify you of the new interest rate(s). Subsequent renewal dates will be every twelve months for each payment or transfer. The crediting rates for the Standard Fixed Account Option will never be less than the 3.5% guaranteed rate found in the Contract.

You may withdraw or transfer your money from the Standard Fixed Account Option at any time on a first-in, first-out basis. If you withdraw money from the Standard Fixed Account Option, you will receive the amount you requested, minus any applicable tax withholding.

Dollar Cost Averaging Option. You may establish a Dollar Cost Averaging Program, as described on page __, by allocating purchase payments to the Dollar Cost Averaging Option. Purchase payments that you allocate to the Dollar Cost
Averaging Option will earn interest for up to a 1 year period at the current rate in effect at the time of allocation. We will credit interest daily at a rate that will compound over the year to the annual interest rate we guaranteed at the time of allocation. The rate will never be less than 3.5%. You may transfer each purchase payment and associated interest out of the Dollar Cost Averaging Option to the Variable Sub-Accounts in up to twelve equal monthly installments. At the end of 12 months from the date of your allocation to the Dollar Cost Averaging Option, we will transfer any remaining money to the Money Market Variable Sub-Account. You may not transfer funds from other investment alternatives to the Dollar Cost Averaging Option.

Transfers out of the Dollar Cost Averaging Option do not count towards the 12 transfers you can make without paying a transfer fee.

We bear the investment risk for all amounts allocated to the Standard Fixed Account Option and the Dollar Cost Averaging Option. That is because we guarantee the current and renewal interest rates we credit to the amounts you allocate to either of these Options, which will never be less than the minimum guaranteed rate in the Contract. Currently, we determine, in our sole discretion, the amount of interest credited in excess of the guaranteed rate.

We may declare more than one interest rate for different monies based upon the date of allocation to the Fixed Account Options. For current interest rate information, please contact your financial advisor or our customer support unit at 1-800-833-0194.

INVESTMENT ALTERNATIVES:  Transfers

--------------------------------------------------------------------------------


TRANSFERS DURING THE ACCUMULATION PHASE

During the Accumulation Phase, you may transfer Contract Value among the investment alternatives. You may not transfer any portion of your Contract Value into the Dollar Cost Averaging Option. Transfers from the Standard Fixed Account Option are taken out on a first-in, first-out basis. You may request transfers in writing on a form that we provided or by telephone according to the procedure described below. We currently do not assess, but reserve the right to assess, a $10 charge on each transfer in excess of 12 per Contract Year. We treat transfers to or from more than one Variable Sub-Account at the same time as one transfer.

We will process transfer requests that we receive before 4:00 p.m. Eastern Time on any Valuation Date using the Accumulation Unit Values for that Date. We will process requests completed after 4:00 p.m. on any Valuation Date using the Accumulation Unit Values for the next Valuation Date. The Contract permits us to defer transfers from the Fixed Account for up to 6 months from the date we receive your request. If we decide to postpone transfers from the Fixed Account Options for 10 days or more, we will pay interest as required by applicable law. Any interest would be payable from the date we receive the transfer request to the date we make the transfer.

We reserve the right to waive any transfer restrictions.


TRANSFERS DURING THE PAYOUT PHASE

During the Payout Phase, you may make transfers among the Variable Sub-Accounts to change the relative weighting of the Variable Sub-Accounts on which your variable income payments will be based. In addition, you will have a limited ability to make transfers from the Variable Sub-Accounts to increase the proportion of your income payments consisting of fixed income payments. You may not, however, convert any portion of your right to receive fixed income payments into variable income payments.

You may not make any transfers for the first 6 months after the Payout Start Date. Thereafter, you may make transfers among the Variable Sub-Accounts or make transfers from the Variable Sub-Accounts to increase the proportion of your income payments consisting of fixed income payments. Your transfers must be at least 6 months apart.


TELEPHONE TRANSFERS

You may make transfers by telephone by calling 1-800-833-0194, if you first send us a completed authorization form. The cut off time for telephone transfer requests is 4:00 p.m. Eastern Time. In the event that the New York Stock Exchange closes early, i.e., before 4:00 p.m. Eastern Time, or in the event that the Exchange closes early for a period of time but then reopens for trading on the same day, we will process telephone transfer requests as of the close of the Exchange on that particular day. We will not accept telephone requests received at any telephone number other than the number that appears in this paragraph or received after the close of trading on the Exchange.

We may suspend, modify or terminate the telephone transfer privilege at any time without notice.

We use procedures that we believe provide reasonable assurance that the telephone transfers are genuine. For example, we tape telephone conversations with persons purporting to authorize transfers and request identifying information. Accordingly, we disclaim any liability for losses resulting from allegedly unauthorized telephone transfers. However, if we do not take reasonable steps to help ensure that a telephone authorization is valid, we may be liable for such losses.


DOLLAR COST AVERAGING PROGRAM

Through the Dollar Cost Averaging Program, you may automatically transfer a set amount at regular intervals during the Accumulation Phase from any Variable Sub-Account, or the Dollar Cost Averaging Option, to any Variable Sub-Account. The interval between transfers may be monthly, quarterly, semi-annually, or annually. You may not use dollar cost averaging to transfer amounts to a Fixed Account Option.

We will not assess a transfer charge for transfers made under this Program, nor will such transfers count against the 12 transfers you can make each Contract Year without paying a transfer charge.

The theory of dollar cost averaging is that if purchases of equal dollar amounts are made at fluctuating prices, the aggregate average cost per unit will be less than the average of the unit prices on the same purchase dates. However, participation in this program does not assure you of a greater profit from your purchases under the Program nor will it prevent or necessarily reduce losses in a declining market.

Call or write us for instructions on how to enroll.


AUTOMATIC PORTFOLIO REBALANCING PROGRAM

Once you have allocated your money among the Variable Sub-Accounts, the performance of each Sub-Account may cause a shift in the percentage you allocated to each Sub-Account. If you select our Automatic Portfolio Rebalancing Program, we will automatically rebalance the Contract Value in each Variable Sub-Account and return it to the desired percentage allocations.

We will rebalance your account each quarter according to your instructions. We will transfer amounts among the Variable Sub-Accounts to achieve the percentage allocations you specify. You can change your allocations at any time by contacting us in writing or by telephone. The new allocation will be effective with the first rebalancing that occurs after we receive your request. We are not responsible for rebalancing that occurs prior to receipt of your request.

Example:

         Assume  that you want  your  initial  purchase  payment  split  among 2
         Variable Sub-Accounts. You want 40% to be in the Bond Variable Sub-Account and 60% to be in the Capital Growth Variable Sub-Account. Over the next 2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Bond Variable Sub-Account now represents 50% of your holdings because of its increase in value. If you choose to have your holdings rebalanced quarterly, on the first day of the next quarter we would sell some of your units in the Bond Variable Sub-Account and use the money to buy more units in the Capital Growth Variable Sub-Account so that the percentage allocations would again be 40% and 60% respectively.

The Automatic Portfolio Rebalancing Program is available only during the Accumulation Phase. The transfers made under the Program do not count towards the 12 transfers you can make without paying a transfer charge, and are not subject to a transfer charge.

Portfolio   rebalancing  is  consistent  with  maintaining  your  allocation  of investments among market segments, although it is accomplished by reducing your Contract Value allocated to the better performing segments.

EXPENSES

--------------------------------------------------------------------------------


As a Contract owner, you will bear, directly or indirectly, the charges and expenses described below.


MORTALITY AND EXPENSE RISK CHARGE

We deduct a mortality and expense risk charge daily at an annual rate of 0.40% of the daily net assets you have invested in the Variable Sub-Accounts (0.50% if you select the Enhanced Death Benefit Option). The mortality and expense risk charge is for all the insurance benefits available with your Contract (including our guarantee of annuity rates and the death benefits), for certain expenses of the Contract, and for assuming the risk (expense risk) that the current charges will be sufficient in the future to cover the cost of administering the Contract. If the charges under the Contract are not sufficient, then we will bear the loss. We charge an additional .10% for the Enhanced Death Benefit Option to compensate us for the additional risk that we accept by providing the Option.

We guarantee the mortality and expense risk charge and we cannot increase it. We assess the mortality and expense risk charge during both the Accumulation Phase and the Payout Phase.


ADMINISTRATIVE EXPENSE CHARGE

We deduct an administrative expense charge daily at an annual rate of 0.30% of the average daily net assets you have invested in the Variable Sub-Accounts. We intend this charge to cover actual administrative expenses. There is no necessary relationship between the amount of administrative charge imposed on a given Contract and the amount of expenses that may be attributed to that Contract. We assess this charge each day during the Accumulation Phase and the Payout Phase. We guarantee that we will not raise this charge.


TRANSFER CHARGE

We do not currently impose a charge upon transfers among the investment alternatives. However, we reserve the right to charge $10 per transfer after the 12th transfer in each Contract Year. We will not assess a transfer charge on transfers that are part of a Dollar Cost Averaging or Automatic Portfolio Rebalancing Program.


PREMIUM TAXES

Currently, we do not make deductions for premium taxes under the Contract because New York does not charge premium taxes on annuities. We may deduct taxes that may be imposed in the future from purchase payments or the Contract Value when the tax is incurred or at a later time.


DEDUCTION FOR VARIABLE ACCOUNT INCOME TAXES

We are not currently making a provision for taxes. In the future, however, we may make a provision for taxes if we determine, in our sole discretion, that we will incur a tax as a result of the operation of the Variable Account. We will deduct for any taxes we incur as a result of the operation of the Variable Account, whether or not we previously made a provision for taxes and whether or not it was sufficient. Our status under the Internal Revenue Code is briefly described in the Statement of Additional Information.


OTHER EXPENSES

Each Portfolio deducts advisory fees and other expenses from its assets. You indirectly bear the charges and expenses of the Portfolios whose shares are held by the Variable Sub-Accounts. These fees and expenses are described in the accompanying prospectus for the Portfolios. For a summary of these charges and expenses, see pages ___ above. We may receive compensation from Scudder Kemper Investments, Inc., for administrative services we provide to the Portfolios.

ACCESS TO YOUR MONEY


--------------------------------------------------------------------------------

You can withdraw some or all of your Contract Value at any time before the Payout Start Date and before the Contract owner's death (or the Annuitant's death if the Contract owner is not a natural person). Withdrawals also are available under limited circumstances on or after the Payout Start Date. See "Income Plans" on page __.

The amount payable upon withdrawal is the Contract Value (or portion thereof) next computed after we receive the request, less any income tax withholding, and penalty tax, if applicable. You may submit a withdrawal request by writing to our customer support unit, or if you have a valid telephone transfer request form on file with us, then you may request a partial withdrawal by telephone. We will pay withdrawals from the Variable Account within 7 days of receipt of the request, subject to postponement in certain circumstances.

You can withdraw money from the Variable Account and/or the Fixed Account Options. To complete a partial withdrawal from the Variable Account, we will cancel Accumulation Units in an amount equal to the withdrawal and any applicable taxes.

You must name the investment alternative from which you are taking the withdrawal. If none is named, then the withdrawal request is incomplete and cannot be honored. If any portion of the withdrawal is to be taken from the Standard Fixed Account Option, then the amount requested will be deducted on a first-in, first-out basis.

In general, you must withdraw at least $50 at a time. You also may withdraw a lesser amount if you are withdrawing your entire interest in a Variable Sub-Account.

Withdrawals may be subject to tax penalties or income tax. You should consult your own tax counsel or other tax advisers regarding any withdrawals. We may waive any withdrawal restrictions. If you request a total withdrawal, you must return your Contract to us.


POSTPONEMENT OF PAYMENTS

We may postpone the payment of any amounts due from the Variable Account under the Contract if:

1) The New York Stock Exchange is closed for other than usual weekends or holidays, or trading on the Exchange is otherwise restricted;

2)   An emergency exists as defined by the SEC; or

3)   The SEC permits delay for your protection.

In addition, we may delay payments or transfers from the Fixed Account Options for up to 6 months or shorter period if required by law. If we delay payment or transfer for 10 days or more, we will pay interest as required by law. Any interest would be payable from the date we receive the withdrawal request to the date we make the payment or transfer.


SYSTEMATIC WITHDRAWAL PROGRAM

You may choose to receive systematic withdrawal payments on a monthly, quarterly, semi-annual, or annual basis. The minimum amount of each systematic withdrawal is $50. At our discretion, systematic withdrawals may not be offered in conjunction with the Dollar Cost Averaging Program or the Automatic Portfolio Rebalancing Program.

Depending on fluctuations in the net asset value of the Variable Sub-Accounts and the value of the Fixed Account Options, systematic withdrawals may reduce or even exhaust the Contract Value. Income taxes may apply to systematic withdrawals. Please consult your tax advisor before taking any withdrawal.

We will make systematic withdrawal payments to you or your designated payee. We may modify or suspend the Systematic Withdrawal Program and charge a processing fee for the service. If we modify or suspend the Systematic Withdrawal Program, existing systematic withdrawal payments will not be affected.


MINIMUM CONTRACT VALUE

Your Contract will terminate if you withdraw all of your Contract Value. We will, however, ask you to confirm your withdrawal request before terminating your Contract. If we terminate your Contract, we will distribute to you its Contract Value, less any applicable charges and taxes.

INCOME PAYMENTS

--------------------------------------------------------------------------------



PAYOUT START DATE

You select the Payout Start Date in your application. The Payout Start Date is the day that we apply your money to an Income Plan. The Payout Start Date must be:

o    at least one month after the Issue Date; and
o    no later than the Annuitant's 90th birthday.

You may change the Payout Start Date at any time by notifying us in writing of the change at least 30 days before the scheduled Payout Start Date. Absent a change, we will use the Payout Start Date stated in your Contract.


INCOME PLANS

An "Income Plan" is a series of payments on a scheduled basis to you or to another person designated by you. You may choose and change your choice of Income Plan until 30 days before the Payout Start Date. If you do not select an Income Plan, we will make income payments in accordance with Income Plan 1 with guaranteed payments for 10 years. After the Payout Start Date, you may not make withdrawals (except as described below) or change your choice of Income Plan.

Three Income Plans are available under the Contract. Each is available to provide:

o    fixed income payments;
o    variable income payments; or
o    a combination of the two.

The three Income Plans are:

         Income Plan 1 -- Life Income with Guaranteed Payments. Under this plan, we make periodic income payments for at least as long as the Annuitant lives. If the Annuitant dies before we have made all of the guaranteed income payments, we will continue to pay the remainder of the guaranteed income payments as required by the Contract.

         Income Plan 2 -- Joint and Survivor Life Income with Guaranteed Payments. Under this plan, we make periodic income payments for at least as long as either the Annuitant or the joint Annuitant is alive. If both the Annuitant and the joint Annuitant die before we have made all of the guaranteed income payments, we will continue to pay the remainder of the guaranteed income payments as required by the Contract.

         Income Plan 3 -- Guaranteed Payments for a Specified Period (5 Years to 30 Years). Under this plan, we make periodic income payments for the period you have chosen. These payments do not depend on the Annuitant's life. We will deduct the mortality and expense risk charge from variable income payments even though we may not bear any mortality risk.

The length of any guaranteed payment period under your selected Income Plan generally will affect the dollar amounts of each income payment. As a general rule, longer guarantee periods result in lower income payments, all other things being equal. For example, if you choose an Income Plan with payments that depend on the life of the Annuitant but with no minimum specified period for guaranteed payments, the income payments generally will be greater than the income payments made under the same Income Plan with a minimum specified period for guaranteed payments.

If you choose Income Plan 1 or 2, or, if available, another Income Plan with payments that continue for the life of the Annuitant or joint Annuitant, we may require proof of age and sex of the Annuitant or joint Annuitant before starting income payments, and proof that the Annuitant or joint Annuitants is alive before we make each payment. Please note that under such Income Plans, if you elect to take no minimum guaranteed payments, it is possible that the payee could receive only 1 income payment if the Annuitant and any joint Annuitant both die before the second income payment, or only 2 income payments if they die before the third income payment, and so on.

Generally, you may not make withdrawals after the Payout Start Date. One exception to this rule applies if you are receiving variable income payments that do not depend on the life of the Annuitant (such as under Income Plan 3). In that case you may terminate the Variable Account portion of the income payments at any time and receive a lump sum equal to the present value of the remaining variable payments due. We assess applicable premium taxes against all income payments.

We may make other Income Plans available. You may obtain information about them by writing or calling us.

You must apply at least the Contract Value in the Fixed Account Options on the Payout Start Date to fixed income payments. If you wish to apply any portion of your Fixed Account Option balance to provide variable income payments, you should plan ahead and transfer that amount to the Variable Sub-Accounts prior to the Payout Start Date. If you do not tell us how to allocate your Contract Value among fixed and variable income payments, we will apply your Contract Value in the Variable Account to variable income payments and your Contract Value in the Fixed Account Options to fixed income payments.

We will apply your Contract Value, less applicable taxes to your Income Plan on the Payout Start Date. If the Contract owner has not made any purchase payments for at least 3 years preceding the Payout Start Date, and either the Contract Value is less than $2,000 or not enough to provide an initial payment of at least $20, and state law permits, we may:

o terminate the Contract and pay you the Contract Value, less any applicable taxes, in a lump sum instead of the periodic payments you have chosen, or

o    reduce the frequency of your payments so that each payment will be at least
     $20.


VARIABLE INCOME PAYMENTS

The amount of your variable income payments depends upon the investment results of the Variable Sub-Accounts you select, any premium taxes due, the age and sex of the Annuitant, and the Income Plan you choose. We guarantee that the payments will not be affected by (a) actual mortality experience and (b) the amount of our administration expenses.

We cannot predict the total amount of your variable income payments. Your variable income payments may be more or less than your total purchase payments because (a) variable income payments vary with the investment results of the underlying Portfolio and (b) the Annuitant could live longer or shorter than we expect based on the tables we use.

In calculating the amount of the periodic payments in the annuity tables in the Contract, we assumed an annual investment rate of 3%. If the actual net investment return of the Variable Sub-Accounts you choose is less than this assumed investment rate, then the dollar amount of your variable income payments will decrease. The dollar amount of your variable income payments will increase, however, if the actual net investment return exceeds the assumed investment rate. The dollar amount of the variable income payments stays level if the net investment return equals the assumed investment rate. Please refer to the Statement of Additional Information for more detailed information as to how we determine variable income payments.


FIXED INCOME PAYMENTS

We guarantee income payment amounts derived from any Fixed Account Option for the duration of the Income Plan. We calculate the fixed income payments by:

1)   deducting any applicable premium tax; and

2) applying the resulting amount to the greater of (a) the appropriate value from the income payment table in your Contract or (b) such other value as we are offering at that time.

We may defer making fixed income payments for a period of up to 6 months or such shorter time as state law may require. If we defer payments for 10 days or more, we will pay interest as required by law from the date we receive the withdrawal request to the date we make payment.


CERTAIN EMPLOYEE BENEFIT PLANS

The Contracts offered by this prospectus contain income payment tables that provide for different payments to men and women of the same age. However, we reserve the right to use income payment tables that do not distinguish on the basis of sex to the extent permitted by law. In certain employment-related situations, employers are required by law to use the same income payment tables for men and women. Accordingly, if the Contract is to be used in connection with an employment-related retirement or benefit plan, you should consult with legal counsel as to whether the purchase of a Contract is appropriate. For qualified plans, where it is appropriate, we may use income payment tables that do not distinguish on the basis of sex.

DEATH BENEFITS

--------------------------------------------------------------------------------



We will pay a death benefit if, prior to the Payout Start Date:

1)   any Contract owner dies or,
2)   the Annuitant dies, if the Contract owner is not a natural person.

We will pay the death benefit to the new Contract owner as determined immediately after the death. The new Contract owner would be a surviving Contract owner or, if none, the Beneficiary(ies). In the case of the death of an Annuitant, we will pay the death benefit to the current Contract owner.

A request for payment of the death benefit must include "Due Proof of Death" and such other documentation as we may require. We will accept the following documentation as Due Proof of Death:

o    a certified copy of a death certificate,
o a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or
o    any other proof acceptable to us.


DEATH BENEFIT AMOUNT

Prior to the Payout Start Date, the death benefit is equal to the greatest of:

1)   the Contract Value as of the date we determine the death benefit, or

2)   the sum of all purchase payments less any prior withdrawals.


ENHANCED DEATH BENEFIT OPTION

The Enhanced Death Benefit Option, is an optional benefit that you may select when you purchase the Contract. This option is only available if the oldest Contract owner is between the ages of 0 and 75 on the Issue Date. If the Contract owner is a living individual, the enhanced death benefit applies only for the death of the Contract owner. If the Contract owner is not a living individual, the enhanced death benefit applies only for the death of the Annuitant. For Contracts with the Enhanced Death Benefit Option, the death benefit will be the greatest of (1) or (2) above, or (3) the enhanced death benefit.

The enhanced death benefit will never be greater than the maximum death benefit allowed by any nonforfeiture laws which govern the Contract.

Enhanced Death Benefit. The enhanced death benefit on the Issue Date is equal to the initial purchase payment. On each Contract Anniversary, we will recalculate your enhanced death benefit to equal the greater of your Contract Value on that date, or the most recently calculated enhanced death benefit. We also will recalculate your enhanced death benefit whenever you make an additional purchase payment or a partial withdrawal. Additional purchase payments will increase the enhanced death benefit dollar-for-dollar. Withdrawals will reduce the enhanced death benefit dollar-for-dollar. In the absence of any withdrawals or purchase payments, the enhanced death benefit will be the greatest of all Contract Anniversary Contract Values on or before the date we calculate the death benefit.

We will calculate Anniversary Values for each Contract Anniversary prior to the oldest Contract owner's or the Annuitant's, if the Contract owner is not a natural person, 80th birthday. After age 80, we will recalculate the enhanced death benefit only for purchase payments and withdrawals. The enhanced death benefit will never be greater than the maximum death benefit allowed by any non-forfeiture laws which govern the Contract.


Death Benefit Payments

If the Contract owner eligible to receive the death benefit is not a natural person, the Contract owner may elect to receive the distribution upon death in one or more distributions.

If the Contract owner is a natural person, the Contract owner may elect to receive the death benefit either in one or more distributions, or by periodic payments through an Income Plan. Payments from the Income Plan must begin within one year of the date of death and must be payable throughout:

o    the life of the Contract owner; or

o    a period not to exceed the life expectancy of the Contract owner; or

o the life of the Contract owner with payments guaranteed for a period not to exceed the life expectancy of the Contract owner.

In any event, the entire value of the Contract must be distributed within 5 years after the date of death unless an Income Plan is elected or a surviving spouse continues the Contract in accordance with the provisions described below.

If the surviving spouse of the deceased Contract owner is the new Contract owner, then the spouse may elect one of the options listed above or may continue the Contract in the Accumulation Phase as if the death had not occurred. The Contract may only be continued once. On the day the Contract is continued, the Contract Value will be the death benefit calculated as of the date on which we receive all the information we need to process your spouse's request to continue the Contract after your death. Prior to the Payout Start Date, the death benefit of the continued Contract will be the greater of:

     (a) the sum of all purchase payments reduced by a withdrawal adjustment, as defined in the death benefit provision, or

     (b)  the Contract Value on the date we determine the death benefit.

MORE INFORMATION

--------------------------------------------------------------------------------



ALLSTATE NEW YORK

Allstate New York is the issuer of the Contract. Allstate New York is a stock life insurance company organized under the laws of the State of New York. Allstate New York was incorporated in 1967 and was known as "Financial Life Insurance Company" from 1967 to 1978. From 1978 to 1984, Allstate New York was known as "PM Life Insurance Company." Since 1984 the company has been known as "Allstate Life Insurance Company of New York."

Allstate New York is currently licensed to operate in New York. Our home office is One Allstate Drive, Farmingville, New York 11738. Our servicing center is in Palatine, Illinois.

Allstate New York is a wholly owned subsidiary of Allstate Insurance Company, a stock property-liability insurance company incorporated under the laws of Illinois. With the exception of the directors qualifying shares, all of the outstanding capital stock of Allstate Insurance Company is owned by The Allstate Corporation.

Several independent rating agencies regularly evaluate life insurers' claims-paying ability, quality of investments, and overall stability. A.M. Best Company assigns Allstate New York the financial performance rating of A+(g). Standard & Poor's Insurance Rating Services assigns an AA+ (Very Strong) financial strength rating and Moody's assigns an Aa2 (Excellent) financial strength rating to Allstate New York. These ratings do not reflect the investment performance of the Variable Account. We may from time to time advertise these ratings in our sales literature.


THE VARIABLE ACCOUNT

Allstate New York established the Allstate Life of New York Separate Account A on December 15, 1995. We have registered the Variable Account with the SEC as a unit investment trust. The SEC does not supervise the management of the Variable Account or Allstate New York.

We own the assets of the Variable Account. The Variable Account is a segregated asset account under New York law. That means we account for the Variable Account's income, gains and losses separately from the results of our other operations. It also means that only the assets of the Variable Account that are in excess of the reserves and other Contract liabilities with respect to the Variable Account are subject to liabilities relating to our other operations. Our obligations arising under the Contracts are general corporate obligations of Allstate New York.

The Variable Account consists of multiple Variable Sub-Accounts, 9 of which are available through the Contracts. Each Variable Sub-Account invests in a corresponding Portfolio. We may add new Variable Sub-Accounts or eliminate one or more of them, if we believe marketing, tax, or investment conditions so warrant. We do not guarantee the investment performance of the Variable Account, its Sub-Accounts or the Portfolios. We may use the Variable Account to fund our other annuity contracts. We will account separately for each type of annuity contract funded by the Variable Account.

THE PORTFOLIOS

Dividends  and  Capital  Gain  Distributions.   We  automatically  reinvest  all
dividends and capital gains distributions from the Portfolios in shares of the distributing Portfolio at their net asset value.

Voting Privileges. As a general matter, you do not have a direct right to vote the shares of the Portfolios held by the Variable Sub-Accounts to which you have allocated your Contract Value. Under current law, however, you are entitled to give us instructions on how to vote those shares on certain matters. Based on our present view of the law, we will vote the shares of the Portfolios that we hold directly or indirectly through the Variable Account in accordance with instructions that we receive from Contract owners entitled to give such instructions.

As a general rule, before the Payout Start Date, the Contract owner or anyone with a voting interest is the person entitled to give voting instructions. The number of shares that a person has a right to instruct will be determined by dividing the Contract Value allocated to the applicable Variable Sub-Account by the net asset value per share of the corresponding Portfolio as of the record date of the meeting. After the Payout Start Date, the person receiving income payments has the voting interest. The payee's number of votes will be determined by dividing the reserve for such Contract allocated to the applicable Variable Sub-account by the net asset value per share of the corresponding Portfolio. The votes decrease as income payments are made and as the reserves for the Contract decrease.

We will vote shares attributable to Contracts for which we have not received instructions, as well as shares attributable to us, in the same proportion as we vote shares for which we have received instructions, unless we determine that we may vote such shares at our own discretion. We will apply voting instructions to abstain on any item to be voted on a pro-rata basis to reduce the votes eligible to be cast.

We reserve the right to vote Portfolio shares as we see fit without regard to voting instructions to the extent permitted by law. If we disregard voting instructions, we will include a summary of that action and our reasons for that action in the next semi-annual financial report we send to you.

Changes in Portfolios. If the shares of any of the Portfolios are no longer available for investment by the Variable Account or if, in our judgment, further investment in such shares is no longer desirable in view of the purposes of the Contract, we may eliminate that Portfolio and substitute shares of another eligible investment fund. Any substitution of securities will comply with the requirements of the 1940 Act. We also may add new Variable Sub-Accounts that invest in additional mutual funds. We will notify you in advance of any changes.

Conflicts of Interest. Certain of the Portfolios sell their shares to Variable Accounts underlying both variable life insurance and variable annuity contracts. It is conceivable that in the future it may be unfavorable for variable life insurance Variable Accounts and variable annuity Variable Accounts to invest in the same Portfolio. The boards of directors of these Portfolios monitor for possible conflicts among Variable Accounts buying shares of the Portfolios. Conflicts could develop for a variety of reasons. For example, differences in treatment under tax and other laws or the failure by a Variable Account to comply with such laws could cause a conflict. To eliminate a conflict, a Portfolio's board of directors may require a Variable Account to withdraw its participation in a Portfolio. A Portfolio's net asset value could decrease if it had to sell investment securities to pay redemption proceeds to a Variable Account withdrawing because of a conflict.


THE CONTRACT

Distribution. Allstate Life Financial Services, Inc. ("ALFS"), located at 3100 Sanders Road, Northbrook, Illinois 60062-7154, serves as principal underwriter of the Contracts. ALFS is a wholly owned subsidiary of Allstate Life Insurance Company. ALFS is a registered broker-dealer under the Securities and Exchange Act of 1934, as amended ("Exchange Act"), and is a member of the National Association of Securities Dealers, Inc. ("NASD").

ALFS has contracted with Scudder Investors Services, Inc. ("Scudder") for Scudder's services in connection with the distribution of the Contract. Scudder is registered with the SEC as a broker-dealer under the 1934 Act and is a member of the NASD. Individuals directly involved in the sale of the Contract are registered representatives of Scudder and appointed licensed agents of the Allstate New York. The principal address of Scudder is Two International Place, Boston, Massachusetts 02110-4103.

The underwriting agreement with ALFS provides for indemnification of ALFS by Allstate New York for liability to Contract owners arising out of services rendered or Contracts issued.

Administration. We have primary responsibility for all administration of the Contracts and the Variable Account.
We provide the following administrative services, among others:

o    issuance of the Contracts;
o    maintenance of Contract owner records;
o    Contract owner services;
o    calculation of unit values;
o    maintenance of the Variable Account; and
o    preparation of Contract owner reports.

We will send you Contract statements and transaction confirmations at least annually. The annual statement details values and specific Contract data for each particular Contract. You should notify us promptly in writing of any address change. You should read your statements and confirmations carefully and verify their accuracy. You should contact us promptly if you have a question about a periodic statement. We will investigate all complaints and make any necessary adjustments retroactively, but you must notify us of a potential error within a reasonable time after the date of the questioned statement. If you wait too long, we will make the adjustment as of the date that we receive notice of the potential error.

We also will provide you with additional periodic and other reports, information and prospectuses as may be required by federal securities laws.


QUALIFIED PLANS

If you use the Contract with a qualified plan, the plan may impose different or additional conditions or limitations on withdrawals, death benefits, Payout Start Dates, income payments, and other Contract features. In addition, adverse tax consequences may result if qualified plan limits on distributions and other conditions are not met. Please consult your qualified plan administrator for more information.


LEGAL MATTERS

Freedman, Levy, Kroll & Simonds, Washington, D.C., has advised Allstate New York on certain federal securities law matters. All matters of New York law pertaining to the Contracts, including the validity of the Contracts and Allstate New York's right to issue such Contracts under New York insurance law, have been passed upon by Michael J. Velotta, General Counsel of Allstate New York.



YEAR 2000


Allstate New York is heavily dependent upon complex computer systems for all phases of its operations, including customer service, risk management and policy and contract administration. Since many of Allstate New York's older computer software programs recognize only the last two digits of the year in any date, some software may fail to operate properly in or after the year 1999, if the software is not reprogrammed or replaced, ("Year 2000 Issue"). Allstate New York believes that many of its counterparties and suppliers also have Year 2000 Issues which could affect Allstate New York.

In 1995, Allstate New York commenced a plan intended to mitigate and/or prevent the adverse effects of Year 2000 Issues. These strategies include normal development and enhancement of new and existing systems, upgrades to operating systems already covered by maintenance agreements and modifications to existing systems to make them Year 2000 compliant. The plan also includes Allstate New York actively working with its major external counterparties and suppliers to assess their compliance efforts and Allstate New York's potential exposure to them. Allstate New York presently believes that it will resolve the Year 2000 Issue in a timely manner, and the financial impact will not materially affect its results of operations, liquidity or financial position. Year 2000 costs are and will be expensed as incurred.

TAXES

--------------------------------------------------------------------------------



The following discussion is general and is not intended as tax advice. Allstate New York makes no guarantee regarding the tax treatment of any Contract or transaction involving a Contract.

Federal, state, local and other tax consequences of ownership or receipt of distributions under an annuity contract depend on your individual circumstances. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a competent tax adviser.

Taxation of Annuities in General

Tax Deferral. Generally, you are not taxed on increases in the Contract Value until a distribution occurs. This rule applies only where:

     1)   the Contract owner is a natural person,

     2) the investments of the Variable Account are "adequately diversified" according to Treasury Department regulations, and

     3) Allstate New York is considered the owner of the Variable Account assets for federal income tax purposes.

Non-natural Owners. As a general rule, annuity contracts owned by non-natural persons such as corporations, trusts, or other entities are not treated as annuity contracts for federal income tax purposes. The income on such contracts is taxed as ordinary income received or accrued by the owner during the taxable year. Please see the Statement of Additional Information for a discussion of several exceptions to the general rule for Contracts owned by non-natural persons.

Diversification Requirements. For a Contract to be treated as an annuity for federal income tax purposes, the investments in the Variable Account must be "adequately diversified" consistent with standards under Treasury Department regulations. If the investments in the Variable Account are not adequately diversified, the contract will not be treated as an annuity contract for federal income tax purposes. As a result, the income on the Contract will be taxed as ordinary income received or accrued by the owner during the taxable year. Although Allstate New York does not have control over the Portfolios or their investments, we expect the Portfolios to meet the diversification requirements.

Ownership Treatment. The IRS has stated that you will be considered the owner of Variable Account assets if you possess incidents of ownership in those assets, such as the ability to exercise investment control over the assets. At the time the diversification regulations were issued, the Treasury Department announced that the regulations do not provide guidance concerning circumstances in which investor control of the Variable Account investments may cause an investor to be treated as the owner of the Variable Account. The Treasury Department also stated that future guidance would be issued regarding the extent that owners could direct sub-account investments without being treated as owners of the underlying assets of the Variable Account.

Your rights under the Contract are different than those described by the IRS in rulings in which it found that contract owners were not owners of Variable
Account assets. For example, you have the choice to allocate premiums and Contract Values among more investment alternatives. Also, you may be able to transfer among investment alternatives more frequently than in such rulings. These differences could result in you being treated as the owner of the Variable Account. If this occurs, income and gain from the Variable Account assets would be includible in your gross income. Allstate New York does not know what standards will be set forth in any regulations or rulings which the Treasury Department may issue. It is possible that future standards announced by the Treasury Department could adversely affect the tax treatment of your Contract. We reserve the right to modify the Contract as necessary to attempt to prevent you from being considered the federal tax owner of the assets of the Variable Account. However, we make no guarantee that such modification to the Contract will be successful.

Taxation of Partial and Full Withdrawals. If you make a partial withdrawal under a non-Qualified Contract, amounts received are taxable to the extent the Contract Value exceeds the investment in the Contract. The investment in the Contract is the gross premium paid for the Contract minus any amounts previously received from the Contract if such amounts were properly excluded from your gross income. If you make a partial withdrawal under a Qualified Contract, the portion of the payment that bears the same ratio to the total payment that the investment in the Contract (i.e., nondeductible IRA contributions, after tax contributions to qualified plans) bears to the contract value, is excluded from your income. If you make a full withdrawal under a non-Qualified Contract or a Qualified Contract, the amount received will be taxable only to the extent it exceeds the investment in the contract.

"Nonqualified distributions" from Roth IRAs are treated as made from contributions first and are included in gross income only to the extent that distributions exceed contributions. "Qualified distributions" from Roth IRAs are not included in gross income. "Qualified distributions" are any distributions made more than 5 taxable years after the taxable year of the first contribution to any Roth IRA and which are:

o    made on or after the date the individual attains age 59 1/2,

o    made to a beneficiary after the Contract owner's death,

o    attributable to the Contract owner being disabled, or

o for a first time home purchase (first time home purchases are subject to a lifetime limit of $10,000).

If you transfer a non-Qualified Contract without full and adequate consideration to a person other than your spouse (or to a former spouse incident to a divorce), you will be taxed on the difference between the Contract Value and the investment in the Contract at the time of transfer. Except for certain Qualified Contracts, any amount you receive as a loan under a Contract, and any assignment or pledge (or agreement to assign or pledge) of the Contract Value is treated as a withdrawal of such amount or portion.

Taxation of Annuity Payments. Generally, the rule for income taxation of annuity payments received from a non-Qualified Contract provides for the return of your investment in the Contract in equal tax-free amounts over the payment period. The balance of each payment received is taxable. For fixed annuity payments, the amount excluded from income is determined by multiplying the payment by the ratio of the investment in the Contract (adjusted for any refund feature or period certain) to the total expected value of annuity payments for the term of the contract. If you elect variable annuity payments, the amount excluded from taxable income is determined by dividing the investment in the Contract by the total number of expected payments. The annuity payments will be fully taxable after the total amount of the investment in the Contract is excluded using these ratios. If you die, and annuity payments cease before the total amount of the investment in the Contract is recovered, the unrecovered amount will be allowed as a deduction for your last taxable year.

Taxation of Annuity Death Benefits. Death of a Contract owner, or death of the Annuitant if the Contract is owned by a non-natural person, will cause a distribution of death benefits from a Contract. Generally, such amounts are included in income as follows:

     1) if distributed in a lump sum, the amounts are taxed in the same manner as a full withdrawal; or

     2) if distributed under an annuity option, the amounts are taxed in the same manner as an annuity payment. Please see the Statement of Additional Information for more detail on distribution at death requirements.

Penalty Tax on Premature Distributions. A 10% penalty tax applies to the taxable amount of any premature distribution from a non-Qualified Contract. The penalty tax generally applies to any distribution made prior to the date you attain age 59 1/2. However, no penalty tax is incurred on distributions:

     1)   made on or after the date the Contract owner attains age 59 1/2;

     2)   made as a result of the Contract owner's death or disability;

     3) made in substantially equal periodic payments over the owner's life or life expectancy,

     4)   made under an immediate annuity; or

     5)   attributable to investment in the contract before August 14, 1982.

You should consult a competent tax advisor to determine if any other exceptions to the penalty apply to your situation. Similar exceptions may apply to distributions from Qualified Contracts.

Aggregation of Annuity Contracts. All non-qualified deferred annuity contracts issued by Allstate New York (or its affiliates) to the same Contract owner during any calendar year will be aggregated and treated as one annuity contract for purposes of determining the taxable amount of a distribution.


TAX QUALIFIED CONTRACTS

Contracts may be used as investments with certain qualified plans such as:

o Individual Retirement Annuities or Accounts (IRAs) under Section 408 of the Code;

o    Roth IRAs under Section 408A of the Code;

o    Simplified Employee Pension Plans under Section 408(k) of the Code;

o Savings Incentive Match Plans for Employees (SIMPLE) Plans under Section 408(p) of the Code;

o    Tax Sheltered Annuities under Section 403(b) of the Code;

o    Corporate and Self Employed Pension and Profit Sharing Plans; and

o    State  and  Local   Government   and   Tax-Exempt   Organization   Deferred
     Compensation Plans.

Allstate New York reserves the right to limit the availability of the Contract for use with any of the qualified plans listed above. In the case of certain qualified plans, the terms of the plans may govern the right to benefits, regardless of the terms of the Contract.

Restrictions Under Section 403(b) Plans. Section 403(b) of the Tax Code provides tax-deferred retirement savings plans for employees of certain non-profit and educational organizations. Under Section 403(b), any Contract used for a 403(b) plan must provide that distributions attributable to salary reduction contributions made after December 31, 1988, and all earnings on salary reduction contributions, may be made only:

1)   on or after the date the employee

     o    attains age 59 1/2,
     o    separates from service,
     o    dies,
     o    becomes disabled, or

2) on account of hardship (earnings on salary reduction contributions may not be distributed on the account of hardship).

These limitations do not apply to withdrawals where Allstate New York is directed to transfer some or all of the Contract Value to another 403(b) plan.


INCOME TAX WITHHOLDING

Allstate New York is required to withhold federal income tax at a rate of 20% on all "eligible rollover distributions" unless you elect to make a "direct rollover" of such amounts to an IRA or eligible retirement plan. Eligible rollover distributions generally include all distributions from Qualified Contracts, excluding IRAs, with the exception of:

     1)   required minimum distributions, or
     2) a series of substantially equal periodic payments made over a period of at least 10 years, or,
     3)   over the life (joint lives) of the participant (and beneficiary).

Allstate New York may be required to withhold federal and state income taxes on any distributions from non-Qualified Contracts or Qualified Contracts that are not eligible rollover distributions, unless you notify us of your election to not have taxes withheld.

PERFORMANCE INFORMATION

------------------------------------------------------------------------------


We may advertise the performance of the Variable Sub-Accounts, including yield and total return information. Yield refers to the income generated by an investment in a Variable Sub-Account over a specified period. Total return represents the change, over a specified period of time, in the value of an investment in a Variable Sub-Account after reinvesting all income distributions.

All performance advertisements will include, as applicable, standardized yield and total return figures that reflect the deduction of insurance charges. Performance advertisements also may include aggregate, average, year-by-year, or other types of total return figures.

Performance information for periods prior to the inception date of the Variable Sub-Accounts will be based on the historical performance of the corresponding Portfolios for the periods beginning with the inception dates of the Portfolios and adjusted to reflect current Contract expenses. You should not interpret these figures to reflect actual historical performance of the Variable Account.

We may include in advertising and sales materials tax deferred compounding charts and other hypothetical illustrations that compare currently taxable and tax deferred investment programs based on selected tax brackets. Our advertisements also may compare the performance of our Variable Sub-Accounts with: (a) certain unmanaged market indices, including but not limited to the Dow Jones Industrial Average, the Standard & Poor's 500, and the Shearson Lehman Bond Index; and/or (b) other management investment companies with investment objectives similar to the underlying portfolios being compared. In addition, our advertisements may include the performance ranking assigned by various publications, including the Wall Street Journal, Forbes, Fortune, Money, Barron's, Business Week, USA Today, and statistical services, including Lipper Analytical Services Mutual Fund Survey, Lipper Annuity and Closed End Survey, the Variable Annuity Research Data Survey, and SEI.

                       STATEMENT OF ADDITIONAL INFORMATION
                                TABLE OF CONTENTS


Description                                                               Page
Additions, Deletions or Substitutions of Investments............................
Reinvestment....................................................................
The Contract....................................................................
Purchase of Contracts...........................................................
Performance Data................................................................
         Money Market Subaccount Yields.........................................
         Other Subaccount Yields................................................
Standardized Total Returns......................................................
Other Performance Data..........................................................
         Cumulative Total Returns...............................................
         Adjusted Historical Portfolio Total Returns............................
         Without the Enhanced Death Benefit.....................................
         With the Enhanced Death Benefit........................................
         Tax-Free Exchanges (1035 Exchanges, Rollovers and Transfers)...........
Premium Taxes...................................................................
Tax Reserves....................................................................
Income Payments.................................................................
         Calculation of Variable Annuity Unit Values............................
General Matters.................................................................
         Incontestability.......................................................
         Settlements............................................................
         Safekeeping of the Variable Account's Assets...........................
Federal Tax Matters.............................................................
         Introduction...........................................................
         Taxation of Glenbrook Life and Annuity Company.........................
         Exceptions to the Non-natural Owner Rule...............................
         IRS Require Distribution at Death Rules................................
         Qualified Plans........................................................
         Types of Qualified Plans...............................................
                  IRAs..........................................................
                  Roth IRAs.....................................................
                  Simplified Employee Pension Plans.............................
                  Savings Incentive Match Plans for Employees (SIMPLE Plans)....
                  Tax Sheltered Annuities.......................................
                  Corporate and Self-Employed Pension and Profit Sharing Plans..
                  State and Local Government and Tax-Exempt Organization .......
                  Deferred Compensation Plans...................................
Legal Matters...................................................................
Experts.........................................................................
Financial Statements............................................................




                 -----------------------------------------------




This prospectus does not constitute an offering in any jurisdiction in which such offering may not lawfully be made. We do not authorize anyone to provide any information or representations regarding the offering described in this prospectus other than as contained in this prospectus.

                       Statement of Additional Information

                                     For the

                            Scudder Horizon Advantage

           Group Flexible Premium Variable Deferred Annuity Contracts

                                 Issued Through

                 Allstate Life of New York Separate Account A

                                   Offered by

                   Allstate Life Insurance Company of New York
                               One Allstate Drive
                          Farmingville, New York 11738
                                1 (800) 833-0194


                                   -----------

This Statement of Additional Information expands upon subjects discussed in the current prospectus for the Scudder Horizon Advantage, a flexible premium deferred variable annuity (the "Contract") offered by Allstate Life Insurance Company of New York ("Company", "we," "us"). We are a wholly owned subsidiary of Allstate Life Insurance Company.

Except as otherwise noted, this Statement of Additional Information uses the same defined terms as in the prospectus. You may obtain a copy of the prospectus dated _____________________, by calling (800) 833-0194 or writing to us at the address listed above.


     This Statement of Additional Information is not a prospectus and should be read only in conjunction with the prospectus for the Contract.

                              Dated _______________



              Statement of Additional Information Table of Contents

Additions, Deletions or Substitutions of Investments............................
Reinvestment....................................................................
The Contract....................................................................
Purchase of Contracts...........................................................
Performance Data................................................................
         Money Market Subaccount Yields.........................................
         Other Subaccount Yields................................................
Standardized Total Returns......................................................
Other Performance Data..........................................................
         Cumulative Total Returns...............................................
         Adjusted Historical Portfolio Total Returns............................
         Without the Enhanced Death Benefit.....................................
         With the Enhanced Death Benefit........................................
         Tax-Free Exchanges (1035 Exchanges, Rollovers and Transfers)...........
Premium Taxes...................................................................
Tax Reserves....................................................................
Income Payments.................................................................
         Calculation of Variable Annuity Unit Values............................
General Matters.................................................................
         Incontestability.......................................................
         Settlements............................................................
         Safekeeping of the Variable Account's Assets...........................
Federal Tax Matters.............................................................
         Introduction...........................................................
         Taxation of Glenbrook Life and Annuity Company.........................
         Exceptions to the Non-natural Owner Rule...............................
         IRS Require Distribution at Death Rules................................
         Qualified Plans........................................................
         Types of Qualified Plans...............................................
                  IRAs..........................................................
                  Roth IRAs.....................................................
                  Simplified Employee Pension Plans.............................
                  Savings Incentive Match Plans for Employees (SIMPLE Plans)....
                  Tax Sheltered Annuities.......................................
                  Corporate and Self-Employed Pension and Profit Sharing Plans..
                  State and Local Government and Tax-Exempt Organization .......
                  Deferred Compensation Plans...................................
Legal Matters...................................................................
Experts.........................................................................
Financial Statements............................................................


                  Additions, Deletions or Substitutions of Investments

     We retain the right, subject to any applicable law, to make additions to, deletions from or substitutions for the Portfolios shares held by any Variable Sub-Account ("subaccount"). We also reserve the right to eliminate the shares of any of the Funds and to substitute shares of another portfolio of the Portfolios, or of another open-end, registered investment company, if the shares of the portfolio are no longer available for investment, or if, in our judgment, investment in any portfolio would become inappropriate in view of the purposes of the Variable Account.

     Substitutions of shares in a subaccount will not be made until you have been notified of the change, and until the Securities and Exchange Commission has approved the change, to the extent such notification and approval are required by the Investment Company Act of 1940 (the "Act"). Nothing contained in this Statement of Additional Information shall prevent the Variable Account from purchasing other securities for other series or classes of contracts, or from effecting a conversion between series or classes of contracts on the basis of requests made by Contract owners ("Owners").

     We may also establish additional subaccounts of the Variable Account. Each additional subaccount would purchase shares in a new portfolio of the Fund or in another mutual fund. New subaccounts may be established when, in our sole discretion, marketing needs or investment conditions warrant. Any new subaccounts offered in conjunction with the Contract will be made available to existing Owners as determined by the Company. We may also eliminate one or more subaccounts if, in its sole discretion, marketing, tax or investment conditions so warrant.

     In the event of any such substitution or change, we may, by appropriate endorsement, make such changes in the Contract as may be necessary or appropriate to reflect such substitution or change. If deemed to be in the best interests of persons having voting rights under the policies, the Variable Account may be operated as a management company under the Act or it may be deregistered under the Act in the event registration is no longer required.

                                  Reinvestment

     All dividends and capital gains distributions from the portfolios are automatically reinvested in shares of the distributing portfolio at its net asset value.

                                  The Contract

Purchase of Contracts

     We offer the Contracts to the public through brokers licensed under the federal securities laws and state insurance laws. The Contracts are distributed through the principal underwriter for the Variable Account, Allstate Life Financial Services, Inc., an affiliate of Allstate Life Insurance Company of New York. The offering of the Contracts is continuous and we do not anticipate discontinuing the offering of the Contracts. However, we reserve the right to discontinue the offering of the Contracts.

                                Performance Data

     From time to time the Variable Account may publish advertisements containing performance data relating to its subaccounts. The performance data for the Subaccounts (other than for the Scudder Money Market Subaccount) will always be accompanied by total return quotations. Performance figures used by the Variable Account are based on actual historical performance of its subaccounts for specific periods, and the figures are not intended to indicate future performance.

Money Market Subaccount Yields

     The Current Yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) at the end of the seven-day period in the value of a hypothetical account under a Contract having a balance of 1 unit of the Money Market Subaccount at the beginning of the period, dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return, and annualizing this quotient on a 365-day basis. The net change in account value reflects (i) net income from the Portfolio attributable to the hypothetical account and (ii) charges and deductions imposed under the Contract that are attributable to the hypothetical account. The charges and deductions include the per unit charges for the hypothetical account for the Mortality and Expense Risk Charge (0.40% for Contracts with the standard Death Benefit and 0.50% for Contracts with the Enhanced Death Benefit) and an Administrative Expense Charge of 0.30%.

Current Yield is calculated according to the following formula:

                Current Yield = ((NCS - ES) / W) x (365 / 7)

We may also disclose the Effective Yield of the Money Market Variable Account for the same seven-day period, determined on a compounded basis. The seven-day Effective Yield is calculated by compounding the unannualized base period return according to the following formula:

                Effective Yield = (1 + ((NCS - ES)/UV))(365 / 7) -1

Where, for both formulas:

NCS = The net change in the value of the Portfolio (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and exclusive of income other than investment income) for the seven-day period attributable to a hypothetical account having a balance of one Subaccount unit under a Contract.

ES = Per unit expenses of the Subaccount for the Contracts for the seven-day period.

UV = The unit value for a Contract on the first day of the seven-day period.

     The Current and Effective Yield on amounts held in the Money Market Subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Money Market Subaccount's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity, the types and quality of portfolio securities held, and the operating expenses.

Other Subaccount Yields

     The 30-Day Yield refers to income generated by the Bond Subaccount over a specific 30-day period. Because the yield is annualized, the yield generated during the 30-day period is assumed to be generated each 30-day period over a 12-month period. The yield is computed by: (i) dividing the net investment income of the Portfolio attributable to the Subaccount units less Subaccount expenses attributable to the Contracts for the period, by (ii) the maximum offering price per unit on the last day of the period times the daily average number of units outstanding for the period, by (iii) compounding that yield for a 6-month period, and by (iv) multiplying that result by 2. Expenses attributable to the Bond Subaccount for the Contracts include the Mortality and Expense Risk Charge (0.40% for Contracts with the standard Death Benefit and 0.50% for Contracts with the Enhanced Death Benefit) and an Administrative Expense Charge of 0.30%.

The 30-Day Yield is calculated according to the following formula:

30-Day Yield  = 2 x ((((NI -ES) / (U x UV)) + 1)(to the power of 6)- 1)

Where:

NI = Net income of the portfolio for the 30-day period attributable to the Subaccount's units.

ES   = Expenses of the Subaccount for the Contracts for the 30-day period.

U = The average daily number of units outstanding attributable to the Contracts.

UV = The unit value for a Contract at the close (highest) of the last day in the 30-day period.

     The 30-Day Yield on amounts held in the Bond Subaccount normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Bond Subaccount's actual yield is affected by the types and quality of portfolio securities held by the Portfolio, and its operating expenses.

                           Standardized Total Returns

     We may disclose Total Returns for one or more of the Subaccounts for various periods of time. One of the periods of time will include the period measured from the date the Subaccount commenced operations. When a Subaccount has been in operation for 1, 5 and 10 years, respectively, the Total Return for these periods will be provided. Total Returns for other periods of time may, from time to time, also be disclosed.

     Total Returns for a Contract represent the average annual compounded rates of return that would equate a single investment of $1,000 to the redemption value of that investment as of the last day of each of the periods. The ending date for each period for which Total Return quotations are provided will be for the most recent month end practicable, considering the type and media of the communication, and will be stated in the communication.

     Total Returns will be calculated using Subaccount Unit Values which Glenbrook calculates on each Valuation Date based on the performance of the Subaccount's underlying Portfolio, and are reduced by all fees and charges under the Contract, including the Mortality and Expense Risk Charge (0.40% for Contracts with the standard Death Benefit and 0.50% for Contracts with the Enhanced Death Benefit) and an Administrative Expense Charge of 0.30%.

The Total Return is calculated according to the following formula:

TR = (ERV / P)(to the power of 1/N) - 1

Where:

TR = The average annual total return net of Subaccount recurring charges for the Contracts.

ERV = The ending redeemable value of the hypothetical account at the end of the period.

P = A hypothetical single payment of $1,000.

N = The number of years in the period.

                                 Other Performance Data

Cumulative Total Returns

     We may disclose Cumulative Total Returns in conjunction with the standard format described above. The Cumulative Total Returns will be calculated using the following formula:

                    CTR = (ERV / P) - 1
Where:

CTR = The Cumulative Total Return net of Subaccount recurring charges for the period.

ERV = The ending redeemable value of the hypothetical investment at the end of the period.

P = A hypothetical single payment of $1,000.

Adjusted Historical Portfolio Total Returns

     We may also disclose yield and total return for the Fund's portfolios, including periods before the date that the Variable Account began operations. For periods prior to the date the Variable Account commenced operations, adjusted historical portfolio performance information will be calculated based on the performance of the underlying portfolios and the assumption that the subaccounts were in existence for the same periods as those of the underlying portfolios, with some or all of the charges equal to those currently assessed against the subaccounts.

     In the tables below, average annual total returns for the Portfolios were reduced by all fees and charges under the Contract, including the Mortality and Expense Risk Charge (0.40% for Contracts without the Enhanced Death Benefit and 0.50% for Contracts with the Enhanced Death Benefit) and an Administrative Expense Charge of 0.30%.


Without the Enhanced Death Benefit

                                                                                Ten Year Period         Portfolio
                             One Year Period          Five Year Period          Ending 9/30/99          Inception
Portfolio                        9/30/99               Ending 9/30/99           Or Since Inception        Date
--------------------------- ------------------------ ------------------------ ------------------------ ----------------
Bond                               -1.65%                     6.24%                     6.92%             7/16/86
Capital Growth                     35.30%                    21.62%                    14.46%             7/16/86
Balanced                           18.32%                    16.57%                    11.40%             7/16/86
International                      36.94%                    12.86%                    10.32%              5/1/87
Growth and Income                  10.22%                     N/A                      16.30%              5/2/94
Global Discovery                   40.86%                     N/A                      14.47%              5/1/96
Large Company Growth                N/A                       N/A                      20.22%              5/1/99
Small Company Growth                N/A                       N/A                      60.62%              5/1/99
--------------------------- ------------------------ ------------------------ ------------------------ -----------------



With the Enhanced Death Benefit

                                                                                Ten Year Period          Portfolio
                              One Year Period         Five Year Period          Ending 9/30/99           Inception
Portfolio                        9/30/99               Ending 9/30/99           Or Since Inception          Date
--------------------------- ------------------------ ------------------------ ------------------------ ----------------
Bond                              -1.75%                     6.13%                      6.83%             7/16/86
Capital Growth                    35.16%                    21.50%                     14.34%             7/16/86
Balanced                          18.20%                    16.45%                     11.29%             7/16/86
International                     36.80%                    12.75%                     10.21%              5/1/87
Growth and Income                 10.11%                    16.02%                     16.18%              5/2/94
Global Discovery                  40.72%                     N/A                       14.35%              5/1/96
Large Company Growth               N/A                       N/A                       20.10%              5/1/99
Small Company Growth               N/A                       N/A                       60.46%              5/1/99
--------------------------- ------------------------ ------------------------ ------------------------ ----------------

     The Variable Account may also advertise the performance of the subaccounts relative to certain performance rankings and indices compiled by independent organizations, such as: (a) Lipper Analytical Services, Inc.; (b) the Standard & Poor's 500 Composite Stock Price Index ("S & P 500"); (c) A.M. Best Company; (d) Bank Rate Monitor; and (e) Morningstar.

              Tax-Free Exchanges (1035 Exchanges, Rollovers and Transfers)

     We accept purchase payments that are the proceeds of a contract in a transaction qualifying for a tax-free exchange under Section 1035 of the Internal Revenue Code. Except as required by federal law in calculating the basis of the contract, we do not differentiate between Section 1035 purchase payments and non-Section 1035 purchase payments.

     We also accept "rollovers" and transfers from contracts qualifying as tax-sheltered annuities ("TSAs"), individual retirement annuities or accounts ("IRAs"), or any other Qualified Contract that is eligible to "rollover" into an IRA. We differentiate among Non-Qualified Contracts, TSAs, IRAs and other Qualified Contracts to the extent necessary to comply with federal tax laws. For example, we restrict the assignment, transfer or pledge of TSAs and IRAs so the contracts will continue to qualify for special tax treatment. If contemplating any such exchange, rollover or transfer of a contract you should contact a competent tax adviser with respect to the potential effects of such a transaction.

                                      Premium Taxes

     Applicable premium tax rates depend on your state of residency and the insurance laws and status of the Company in those states where premium taxes are incurred. Premium tax rates may be changed by legislation, administrative interpretations or judicial acts.

                                      Tax Reserves

     We do not establish capital gains tax reserves for the subaccount or deduct charges for tax reserves because we believe that capital gains attributable to the Variable Account will not be taxable. However, we reserve the right to deduct charges to establish tax reserves for potential taxes on realized or unrealized capital gains.

                                     Income Payments

Calculation of Variable Annuity Unit Values

     We calculate the amount of the first income payment by applying your Contract Value allocated to each subaccount less any applicable premium tax charge deducted at this time, to the income payment tables in the Contract. The first Variable Annuity Income Payment is divided by the subaccount's then current annuity unit value to determine the number of annuity units upon which later income payments will be based. Unless transfers are made among subaccounts, each variable income payment after the first will be equal to the sum of the number of annuity units determined in this manner for each subaccount times the then current annuity unit value for each respective subaccount.

     Annuity units in each subaccount are valued separately and annuity unit values will depend upon the investment experience of the particular underlying portfolio in which the subaccount invests. The value of the annuity unit for each subaccount at the end of any Valuation Period is calculated by: (a) multiplying the annuity unit value at the end of the immediately preceding Valuation Period by the subaccount's Net Investment Factor during the period; and then (b) dividing the product by the sum of 1.0 plus the assumed investment rate for the period. The assumed investment rate adjusts for the interest rate assumed in the Income Payment tables used to determine the dollar amount of the first variable annuity Income Payment, and is at an effective annual rate which is disclosed in the Contract.

     We determine the amount of the first Income Payment paid under an income plan using the interest rate and mortality table disclosed in the Contract. Due to judicial or legislative developments regarding the use of tables that do not differentiate on the basis of sex, different annuity tables may be used.

                                     General Matters

Incontestability

     We will not contest the Contract after it is issued.

Settlements

     Due proof of your death (or Annuitant's death if there is a non-natural Owner) must be received prior to settlement of a death claim.

Safekeeping of the Variable Account's Assets

     We hold title to the assets of the Variable Account. The assets are kept physically segregated and held separate and apart from our general corporate assets. Records are maintained of all purchases and redemptions of the portfolio shares held by each of the subaccounts.

     The Fund does not issue certificates and, therefore, we hold the Variable Account's assets in open account in lieu of stock certificates. See the Fund's prospectus for a more complete description of the custodian of the Fund.

                               Federal Tax Matters

Introduction

     The following discussion is general and is not intended as tax advice. Glenbrook Life makes no guarantee regarding the tax treatment of any contract or transaction involving a contract. Federal, state, local and other tax consequences of ownership or receipt of distributions under an annuity contract depend on the individual circumstances of each person. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a competent tax adviser.

Taxation of Allstate Life of New York

     We are taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code. The Variable Account is not an entity separate from the Company, and its operations form a part of the Company. As a consequence, the Variable Account will not be taxed separately as a "Regulated Investment Company" under Subchapter M of the Code. Investment income and realized capital gains of the Variable Account are automatically applied to increase reserves under the contract. Under existing federal income tax law, Allstate Life of New York believes that the Variable Account investment income and capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the Contract. Generally, reserves are amounts that Allstate Life of New York is legally required to accumulate and maintain in order to meet future obligations under the Contracts. Allstate Life of New York does not anticipate that it will incur any federal income tax liability attributable to the Variable Account. Therefore we do not intend to make provisions for any such taxes. If we are taxed on investment income or capital gains of the Variable Account, then we may impose a charge against the Variable Account in order to make provision for such taxes.

Exceptions to the Non-natural Owner Rule

     Generally, Contracts held by a non-natural owner are not treated as annuity contracts for federal income tax purposes, unless one of several exceptions apply. Contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity that holds the Contract for the benefit of a natural person. However, this special exception will not apply in the case of an employer who is the nominal owner of a Contract under a non-qualified deferred compensation arrangement for employees. Other exceptions to the non-natural owner rule are: (1) Contracts acquired by an estate of a decedent by reason of the death of the decedent; (2) certain qualified Contracts; (3) Contracts purchased by employers upon the termination of certain qualified plans; (4) certain Contracts used in connection with structured settlement agreements, and (5) Contracts purchased with a single premium when the annuity starting date is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

IRS Required Distribution at Death Rules

     To qualified as an annuity contract for federal income tax purposes, a nonqualifed Contract must provide: (1) if any owner dies on or after the annuity start date but before the entire interest in the contract has been distributed, the remaining portion of such interest must be distributed at least as rapidly as under the method of distribution being used as of the date of your death; (2) if any owner dies prior to the annuity start date, the entire interest in the contract will be distributed within five years after the date of your death.

           The five year requirement is satisfied if:

(1) any portion of the owner's interest which is payable to a designated beneficiary is distributed over the life of such beneficiary (or over a period not extending beyond the life expectancy of the beneficiary), and


(2)  the distributions begin within one year of the owner's death.

If the owner's designated beneficiary is the owner's surviving spouse, the Contract may be continued with the surviving spouse as the new owner. If the owner of the Contract is a non-natural person, the annuitant is treated as the owner for purposes of applying the distribution at death rules. In addition, a change in the annuitant on a Contract owned by a non-natural person will be treated as the death of the owner.

Qualified Plans

     This annuity contract may be used with several types of Qualified Plans. The tax rules applicable to participants in such Qualified Plans vary according to the type of Plan and the terms and conditions of the Plan. Qualified Plan participants, and owners, annuitants and beneficiaries under the Contract may be subject to the terms and conditions of the plan regardless of the terms of the Contract.

                                Types of Qualified Plans

IRAs

     Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an IRA. IRAs are subject to limitations on the amount that can be contributed and on the time when distributions may commence. Certain distributions from other types of qualified plans may be "rolled over" on a tax-deferred basis into an IRA. An IRA generally may not provide life insurance, but it may provide a Death Benefit that equals the greater of the premiums paid or the Contract Value. The Contract provides a Death Benefit that in certain circumstances may exceed the greater of the payments or the Contract Value. If the IRS treats the Death Benefit as violating the prohibition on investment in life insurance contracts, the Contract would not qualify as an IRA.

Roth IRAs

     Section 408A of the Code permits eligible individuals to make nondeductible contributions to an individual retirement program known as a Roth IRA. Roth IRAs are subject to limitations on the amount that can be contributed. In certain instances, distributions from Roth IRAs are excluded from gross income. Subject to certain limits, a traditional Individual Retirement Account or Annuity may be converted or "rolled over" to a Roth IRA. The taxable portion of a conversion or rollover distribution is included in gross income, but is exempted from the 10% penalty tax on premature distributions.

Simplified Employee Pension Plans

     Section 408(k) of the Code allows employers to establish simplified employee pension plans for their employees using the employees' IRAs if certain criteria are met. Under these plans the employer may, within limits, make deductible contributions on behalf of the employees to their individual retirement annuities. Employers intending to use the Contract in connection with such plans should seek competent advice.

Savings Incentive Match Plans for Employees (SIMPLE Plans)

     Sections 408(p) and 401(k) of the Tax Code allow employers with 100 or fewer employees to establish SIMPLE retirement plans for their employees. SIMPLE plans may be structured as a SIMPLE retirement account using an employee's IRA to hold the assets, or as a Section 401(k) qualified cash or deferred arrangement. In general, a SIMPLE plan consists of a salary deferral program for eligible employees and matching or non-elective contributions made by employers. Employers intending to use the Contract in conjunction with SIMPLE plans should seek competent tax and legal advice.

Tax Sheltered Annuities

     Section 403(b) of the Tax Code permits public school employees and employees of certain types of tax-exempt organizations (specified in Section 501(c)(3) of the Code) to have their employers purchase Contracts for them. Subject to certain limitations, a Section 403(b) plan allows an employer to exclude the purchase payments from the employees' gross income. A Contract used for a Section 403(b) plan must provide that distributions attributable to salary reduction contributions made after 12/31/88, and all earnings on salary reduction contributions, may be made only on or after: o the date the employee attains age 59 1/2, o separates from service, o dies, o becomes disabled, or o on the account of hardship (earnings on salary reduction contributions may not be distributed for hardship).

These limitations do not apply to withdrawals where Allstate Life of New York is directed to transfer some or all of the Contract Value to another 403(b) plan.


Corporate and Self-Employed Pension and Profit Sharing Plans

     Sections 401(a) and 403(a) of the Tax Code permit corporate employers to establish various types of tax favored retirement plans for employees. The Tax Code permits self-employed individuals to establish tax favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of Contracts in order to provide benefits under the plans.

State and Local  Government and Tax-Exempt  Organization  Deferred  Compensation
Plans

     Section  457  of  the  Tax  Code  permits  employees  of  state  and  local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. Employees with Contracts under the plan are considered general creditors of the employer. The employer, as owner of the Contract, has the sole right to the proceeds of the Contract. Generally, under the non-natural owner rules, such Contracts are not treated as annuity contracts for federal income tax purposes. Under these plans, contributions made for the benefit of the employees will not be included in the employees' gross income until distributed from the plan. However, all the compensation deferred under a 457 plan must remain the sole property of the employer. As property of the employer, the assets of the plan are subject to the claims of the employer's general creditors, until such time as the assets are made available to the employee or a beneficiary.

                                  Legal Matters

     Freedman, Levy, Kroll & Simonds of Washington, D.C. has provided advice on certain legal matters relating to the federal securities laws. All matters of New York law pertaining to the Contracts, including the validity of the Contract and Allstate Life of New York's authority to issue the Contract under New York Insurance Law, have been passed upon by Michael J. Velotta, General Counsel of Allstate Life Insurance Company of New York.

                                     Experts

     The financial statements and the related financial statement schedules of Allstate Life Insurance Company of New York and the financial statements of Allstate Life of New York Separate Account A included in this statement of additional information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


                              Financial Statements

     The financial statements of Allstate Life of New York and the Variable Account begin on Page F-1 of this Statement of Additional Information. The financial statements of Allstate Life of New York, which are included in this Statement of Additional Information, should be considered only as bearing on the ability of Allstate Life of New York to meet its obligation under the Contract. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

                             Financial Statements

                                     Index
                                     -----

                                                                            Page
                                                                            ----

Independent Auditors' Report...............................................F-1

Financial Statements:

         Statements of Financial Position,
                  December 31, 1998 and 1997...............................F-2


         Statements of Operations and Comprehensive Income for the Years Ended
                  December 31, 1998, 1997 and 1996.........................F-3

         Statements of Shareholder's Equity for the Years Ended
                  December 31, 1998, 1997 and 1996.........................F-4

         Statements of Cash Flows for the Years Ended
                  December 31, 1998, 1997 and 1996.........................F-5

         Notes to Financial Statements.....................................F-6

         Schedule IV - Reinsurance for the Years Ended
                  December 31, 1998, 1997 and 1996.........................F-22

         Schedule V - Valuation and Qualifying Accounts
                  December 31, 1998, 1997 and 1996.........................F-23

INDEPENDENT AUDITORS' REPORT


TO THE BOARD OF DIRECTORS AND SHAREHOLDER OF ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK:

We have audited the accompanying Statements of Financial Position of Allstate Life Insurance Company of New York (the "Company", an affiliate of The Allstate Corporation) as of December 31, 1998 and 1997, and the related Statements of Operations and Comprehensive Income, Shareholder's Equity and Cash Flows for each of the three years in the period ended December 31, 1998. Our audits also included Schedule IV - Reinsurance and Schedule V-Valuation and Qualifying Accounts. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. Also, in our opinion, Schedule IV - Reinsurance, and Schedule V - Valuation and Qualifying Accounts, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.


/s/ Deloitte & Touche LLP

Chicago, Illinois
February 19, 1999

                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                        STATEMENTS OF FINANCIAL POSITION



                                                              December 31,
                                                              ------------
($ in thousands)                                            1998        1997
                                                            ----        ----

ASSETS
Investments
    Fixed income securities, at fair value
       (amortized cost $1,648,972 and $1,510,110)        $1,966,067   $1,756,257
    Mortgage loans                                          145,095      114,627
    Short-term                                               76,127        9,513
    Policy loans                                             29,620       27,600
                                                         ----------   ----------
    Total investments                                     2,216,909    1,907,997

Deferred acquisition costs                                   87,830       71,946
Accrued investment income                                    22,685       21,725
Reinsurance recoverables                                      2,210        1,726
Cash                                                          3,117          393
Other assets                                                  9,887        6,167
Separate Accounts                                           366,247      308,595
                                                         ----------   ----------
        TOTAL ASSETS                                     $2,708,885   $2,318,549
                                                         ==========   ==========

LIABILITIES
Reserve for life-contingent contract benefits            $1,208,104   $1,084,409
Contractholder funds                                        703,264      607,474
Current income taxes payable                                 14,029        1,419
Deferred income taxes                                        25,449       16,990
Other liabilities and accrued expenses                       23,463       10,985
Payable to affiliates, net                                   38,835        5,267
Separate Accounts                                           366,247      308,595
                                                         ----------   ----------
        TOTAL LIABILITIES                                 2,379,391    2,035,139
                                                         ----------   ----------

COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 10)

SHAREHOLDER'S EQUITY
Common stock, $25 par value, 80,000 shares
     authorized, issued and outstanding                       2,000        2,000
Additional capital paid-in                                   45,787       45,787
Retained income                                             198,801      171,144

Accumulated other comprehensive income:
   Unrealized net capital gains                              82,906       64,479
                                                         ----------   ----------
        Total accumulated other comprehensive income         82,906       64,479
                                                         ----------   ----------
        TOTAL SHAREHOLDER'S EQUITY                          329,494      283,410
                                                         ----------   ----------
        TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY       $2,708,885   $2,318,549
                                                         ==========   ==========

See notes to financial statements.



                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME



                                                           Year Ended December 31,
                                                           -----------------------
($ in thousands)                                        1998         1997         1996
                                                        ----         ----         ----

REVENUES
Premiums and contract charges (net of reinsurance
    ceded of $3,204, $3,087 and $2,273)               $ 119,052   $ 118,963   $ 117,106
Net investment income                                   134,413     124,887     112,862
Realized capital gains and losses                         4,697         701      (1,581)
                                                      ---------   ---------   ---------
                                                        258,162     244,551     228,387
                                                      ---------   ---------   ---------
COSTS AND EXPENSES
Contract benefits (net of reinsurance recoveries
    of $997, $1,985 and $2,827)                         183,839     179,872     172,772
Amortization of deferred acquisition costs                7,029       5,023       6,512
Operating costs and expenses                             24,703      23,644      16,874
                                                      ---------   ---------   ---------
                                                        215,571     208,539     196,158
                                                      ---------   ---------   ---------

INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE         42,591      36,012      32,229
Income tax expense                                       14,934      13,296      11,668
                                                      ---------   ---------   ---------

NET INCOME                                               27,657      22,716      20,561
                                                      ---------   ---------   ---------

OTHER COMPREHENSIVE INCOME
  Change in unrealized net capital gains and losses      18,427      27,627     (37,561)
                                                      ---------   ---------   ---------

COMPREHENSIVE INCOME                                  $  46,084   $  50,343   $ (17,000)
                                                      =========   =========   =========




See notes to financial statements.


                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                       STATEMENTS OF SHAREHOLDER'S EQUITY



                                                             December 31,
                                                             ------------
($ in thousands)                                       1998       1997        1996
                                                       ----       ----        ----

COMMON STOCK                                        $   2,000   $   2,000   $   2,000
                                                    ---------   ---------   ---------

ADDITIONAL CAPITAL PAID-IN                             45,787      45,787      45,787
                                                    ---------   ---------   ---------

RETAINED INCOME
Balance, beginning of year                            171,144     148,428     127,867
Net income                                             27,657      22,716      20,561
                                                    ---------   ---------   ---------
Balance, end of year                                  198,801     171,144     148,428
                                                    ---------   ---------   ---------

ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance, beginning of year                             64,479      36,852      74,413
Change in unrealized net capital gains and losses      18,427      27,627     (37,561)
                                                    ---------   ---------   ---------
Balance, end of year                                   82,906      64,479      36,852
                                                    ---------   ---------   ---------

     Total shareholder's equity                     $ 329,494   $ 283,410   $ 233,067
                                                    =========   =========   =========


See notes to financial statements.


                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                            STATEMENTS OF CASH FLOWS


                                                        Year Ended December 31,
                                                        -----------------------
($ in thousands)                                    1998         1997         1996
                                                    ----         ----         ----

CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                        $  27,657    $  22,716    $  20,561
Adjustments to reconcile net income to net
  cash provided by operating activities
   Amortization and other non-cash items            (34,890)     (31,112)     (26,172)
   Realized capital gains and losses                 (4,697)        (701)       1,581
   Interest credited to contractholder funds         41,200       31,667       25,817
   Changes in:
      Life-contingent contract benefits
       and contractholder funds                      53,343       68,114       75,217
      Deferred acquisition costs                    (16,693)     (10,781)      (6,859)
      Accrued investment income                        (960)      (1,404)      (1,493)
      Income taxes payable                           13,865         (158)       1,986
      Other operating assets and liabilities        (15,014)       9,949       (5,963)
                                                  ---------    ---------    ---------
      Net cash provided by operating activities      63,811       88,290       84,675
                                                  ---------    ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales of fixed income securities       65,281       15,723       28,454
Investment collections
    Fixed income securities                         159,648      120,061       72,751
    Mortgage loans                                    5,855        5,365       12,508
Investment purchases
   Fixed income securities                         (292,444)    (236,984)    (236,252)
   Mortgage loans                                   (24,252)     (35,200)     (10,325)
Change in short-term investments, net               (55,846)      16,342      (18,598)
Change in policy loans, net                          (2,020)      (2,241)      (2,574)
                                                  ---------    ---------    ---------
       Net cash used in investing activities       (143,778)    (116,934)    (154,036)
                                                  ---------    ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES
Contractholder fund deposits                        137,473       79,384      115,420
Contractholder fund withdrawals                     (54,782)     (51,374)     (46,504)
                                                  ---------    ---------    ---------
      Net cash provided by financing activities      82,691       28,010       68,916
                                                  ---------    ---------    ---------

NET INCREASE (DECREASE) IN CASH                       2,724         (634)        (445)
CASH AT BEGINNING OF YEAR                               393        1,027        1,472
                                                  ---------    ---------    ---------
CASH AT END OF YEAR                               $   3,117    $     393    $   1,027
                                                  =========    =========    =========



See notes to financial statements.

                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                          NOTES TO FINANCIAL STATEMENTS
                                ($ IN THOUSANDS)


1.    GENERAL

BASIS OF PRESENTATION
The accompanying financial statements include the accounts of Allstate Life Insurance Company of New York (the "Company"), a wholly owned subsidiary of Allstate Life Insurance Company ("ALIC"), which is wholly owned by Allstate Insurance Company ("AIC"), a wholly owned subsidiary of The Allstate Corporation (the "Corporation"). These financial statements have been prepared in conformity with generally accepted accounting principles.

To conform with the 1998 presentation, certain amounts in the prior years' financial statements and notes have been reclassified.

NATURE OF OPERATIONS
The Company markets a broad line of life insurance and savings products in the State of New York. Life insurance includes traditional products such as whole life and term life insurance, as well as universal life and other interest-sensitive life products. Savings products include deferred annuities, such as variable annuities and fixed rate single and flexible premium annuities, and immediate annuities such as structured settlement annuities. The Company distributes its products using a combination of Allstate agents, which include life specialists as well as banks, independent insurance agents, brokers and direct marketing.

Structured settlement annuity contracts issued by the Company are long-term in nature and involve fixed guarantees relating to the amount and timing of benefit payments. Annuity contracts and life insurance policies issued by the Company are subject to discretionary withdrawal or surrender by customers, subject to applicable surrender charges. In low interest rate environments, funds from maturing investments, particularly those supporting long-term structured settlement annuity obligations, may be reinvested at substantially lower interest rates than those which prevailed when the funds were previously invested.

The Company monitors economic and regulatory developments which have the potential to impact its business. There continues to be proposed federal and state regulation and legislation that, if passed, would allow banks greater participation in the securities and insurance businesses. Such events would present an increased level of competition for sales of the Company's products. Furthermore, the market for deferred annuities and interest-sensitive life insurance is enhanced by the tax incentives available under current law. Any legislative changes which lessen these incentives are likely to negatively impact the demand for these products.

Additionally, traditional demutualizations of mutual insurance companies and enacted and pending state legislation to permit mutual insurance companies to convert to a hybrid structure known as a mutual holding company could have a number of significant effects on the Company by (1) increasing industry competition through consolidation caused by mergers and acquisitions related to the new corporate form of business; and (2) increasing competition in capital markets.

Although the Company currently benefits from agreements with financial services entities who market and distribute its products, change in control of these non-affliliated entities with which the Company has alliances could have a detrimental effect on the Company's sales.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENTS
Fixed income securities include bonds and mortgage-backed and asset-backed securities. All fixed income securities are carried at fair value and may be sold prior to their contractual maturity ("available for sale"). The difference between amortized cost and fair value, net of deferred income taxes, certain deferred acquisition costs, and reserves for life and annuity policy benefits, is reflected as a component of shareholder's equity. Provisions are recognized for declines in the value of fixed income securities that are other than temporary. Such writedowns are included in realized capital gains and losses.

Mortgage loans are carried at outstanding principal balance, net of unamortized premium or discount and valuation allowances. Valuation allowances are established for impaired loans when it is probable that contractual principal and interest will not be collected. Valuation allowances for impaired loans reduce the carrying value to the fair value of the collateral or the present value of the loan's expected future repayment cash flows discounted at the loan's original effective interest rate. Valuation allowances on loans not considered to be impaired are established based on consideration of the underlying collateral, borrower financial strength, current and expected market conditions, and other factors.

Short-term investments are carried at cost or amortized cost which approximates fair value, and includes collateral received in connection with securities lending activities. Policy loans are carried at the unpaid principal balances.

Investment income consists primarily of interest and dividends on short-term investments. Interest is recognized on an accrual basis and dividends are recorded at the ex-dividend date. Interest income on mortgage-backed and asset-backed securities is determined on the effective yield method, based on estimated principal repayments. Accrual of income is suspended for fixed income securities and mortgage loans that are in default or when the receipt of interest payments is in doubt. Realized capital gains and losses are determined on a specific identification basis.

DERIVATIVE FINANCIAL INSTRUMENTS
The Company utilizes futures contracts which are derivative financial instruments. When futures contracts meet specific criteria they may be designated as accounting hedges and accounted for on either a fair value or deferral basis, depending upon the nature of the hedge strategy and the method used to account for the hedged item. Derivatives that are not designated as accounting hedges are accounted for on a fair value basis.

If, subsequent to entering into a hedge transaction, the futures contract becomes ineffective (including if the the occurrence of a hedged anticipatory transaction is no longer probable), the Company terminates the derivative position. Gains and losses on these terminations are reported in realized capital gains and losses in the period they occur. The Company may also terminate derivatives as a result of other events or circumstances. Gains and losses on these terminations are either deferred and amortized over the remaining life of either the hedge or the hedged item, whichever is shorter, or are reported in shareholder's equity, consistent with the accounting for the hedged item. Futures contracts must reduce the primary market risk exposure on an enterprise or transaction basis in conjunction with the hedge strategy; be designated as a hedge at the inception of the transaction; and be highly correlated with the fair value of, or interest income or expense associated with, the hedged item at inception and throughout the hedge period.

DEFERRAL ACCOUNTING Under deferral accounting, gains and losses on futures contracts are deferred on the statement of financial position and recognized in earnings in conjunction with earnings on the hedged item. The Company accounts for interest rate futures contracts as hedges using deferral accounting for anticipatory investment purchases and sales when the criteria for futures (discussed above) are met. In addition, anticipated transactions must be
probable  of  occurrence  and  their  significant   terms  and   characteristics
identified.

Changes in fair values of these types of derivatives are initially deferred as other liabilities and accrued expenses. Once the anticipated transaction occurs, the deferred gains or losses are considered part of the cost basis of the asset and reported net of tax in shareholder's equity or recognized as a gain or loss from disposition of the asset, as appropriate. The Company reports initial margin deposits on futures in short-term investments. Fees and commissions paid on these derivatives are also deferred as an adjustment to the carrying value of the hedged item.

RECOGNITION OF PREMIUM REVENUES AND CONTRACT CHARGES
Premiums for traditional life insurance and certain life-contingent annuities are recognized as revenue when due. Accident and disability premiums are earned on a pro rata basis over the policy period. Revenues on universal life-type insurance policies are comprised of contract charges and fees, and are recognized when assessed against the policyholder account balance. Revenues on investment contracts include contract charges and fees for contract administration and surrenders. These revenues are recognized when levied against the contract balance. Gross premium in excess of the net premium on limited payment contracts are deferred and recognized over the contract period.

REINSURANCE
The Company has reinsurance agreements whereby certain premiums and contract benefits are ceded and reflected net of such reinsurance in the statements of operations and comprehensive income. Reinsurance recoverable and the related reserves for life-contingent contract benefits and contractholder funds are reported separately in the statements of financial position. The Company continues to have primary liability as the direct insurer for risks reinsured.

DEFERRED ACQUISITION COSTS
Certain costs of acquiring life and annuity business, principally agents' remuneration, premium taxes, certain underwriting costs and direct mail solicitation expenses are deferred and amortized to income. For traditional life insurance, limited payment contracts and accident and disability insurance, these costs are amortized in proportion to the estimated revenues on such business. For universal life-type policies and investment contracts, the costs are amortized in relation to the present value of estimated gross profits on such business. Changes in the amount or timing of estimated gross profits will result in adjustments in the cumulative amortization of these costs. To the extent that unrealized gains or losses on fixed income securities carried at fair value would result in an adjustment of deferred acquisition costs had those gains or losses actually been realized, the related unamortized deferred acquisition costs are recorded as a reduction of the unrealized gains or losses included in shareholder's equity.

INCOME TAXES
The income tax provision is calculated under the liability method and presented net of reinsurance. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. The principal assets and liabilities giving rise to such differences are insurance reserves and deferred acquisition costs. Deferred income taxes also arise from unrealized capital gains and losses on fixed income securities carried at fair value.

SEPARATE ACCOUNTS
The Company issues flexible premium deferred variable annuities, the assets and liabilities of which are legally segregated and reflected in the accompanying statements of financial position as assets and liabilities of the Separate Accounts. The Company's Separate Accounts consist of: Allstate Life of New York Variable Annuity Account, Allstate Life of New York Variable Annuity Account II and Allstate Life of New York Separate Account A. Each of the Separate Accounts are unit investment trusts registered with the Securities and Exchange Commission.

Assets of the Separate Accounts are carried at fair value. Investment income and realized capital gains and losses of the Separate Accounts accrue directly to the contractholders and, therefore, are not included in the Company's statements of operations and comprehensive income. Revenues to the Company from the Separate Accounts consist of contract maintenance fees, administration fees and mortality and expense risk charges.

RESERVES FOR LIFE-CONTINGENT CONTRACT BENEFITS
The reserve for life-contingent contract benefits, which relates to traditional life insurance, group retirement annuities and structured settlement annuities with life contingencies, disability insurance and accident insurance, is computed on the basis of assumptions as to future investment yields, mortality, morbidity, terminations and expenses. These assumptions, which for traditional life insurance are applied using the net level premium method, include provisions for adverse deviation and generally vary by such characteristics as type of coverage, year of issue and policy duration. Reserve interest rates ranged from 4.0% to 11.0% during 1998. To the extent that unrealized gains on fixed income securities would result in a premium deficiency had those gains actually been realized, the related increase in reserves is recorded as a reduction of the unrealized gains included in shareholder's equity.

CONTRACTHOLDER FUNDS
Contractholder funds arise from the issuance of individual or group policies and contracts that include an investment component, including most fixed annuities and universal life policies. Payments received are recorded as interest-bearing liabilities. Contractholder funds are equal to deposits received and interest credited to the benefit of the contractholder less withdrawals, mortality charges and administrative expenses. During 1998, credited interest rates on contractholder funds ranged from 3.46% to 11.00% for those contracts with fixed interest rates and from 3.50% to 7.75% for those with flexible rates.

OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS
Commitments to extend mortgage loans have only off-balance-sheet risk because their contractual amounts are not recorded in the Company's statements of financial position.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NEW ACCOUNTING STANDARDS
In 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" under the guidance of SFAS No. 127 "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125". As a result, the Company has recorded an asset and corresponding liability representing the collateral received in connection with the Company's securities lending program.

In 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." Comprehensive income is a measurement of certain changes in shareholder's equity that result from transactions and other economic events other than transactions with shareholders. For the Company, these consist of changes in unrealized gains and losses on the investment portfolio (See Note 9).

In 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 redefines how segments are determined and requires additional segment disclosures for both annual and interim financial reporting. The Company has identified itself as a single operating segment.

PENDING ACCOUNTING STANDARDS
In December 1997, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 97-3, "Accounting by Insurance and Other Enterprises for Insurance-related Assessments." The SOP is required to be adopted in 1999. The SOP provides guidance concerning when to recognize a liability for insurance-related assessments and how those liabilities should be measured. Specifically, insurance-related assessments should be recognized as liabilities when all of the following criteria have been met: 1) an assessment has been imposed or it is probable that an assessment will be imposed, 2) the event obligating an entity to pay an assessment has occurred and 3) the amount of the assessment can be reasonably estimated. The Company is currently evaluating the effects of this SOP on its accounting for insurance-related assessments. Certain information required for compliance is not currently available and therefore the Company is studying alternatives for estimating the accrual. In addition, industry groups are working to improve the information available. Adoption of this standard is not expected to be material to the results of operations or financial position of the Company.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 replaces existing pronouncements and practices with a single, integrated accounting framework for derivatives and hedging activities. The requirements are effective for fiscal years beginning after June 15, 1999. Earlier application is encouraged but is only permitted as of the beginning of any fiscal quarter after issuance. This statement requires that all derivatives be recognized on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. Additionally, the change in fair value of a derivative which is not effective as a hedge will be immediately recognized in earnings. The Company expects to adopt SFAS No. 133 as of January 1, 2000. Based on existing interpretations of the requirements of SFAS No. 133, the impact of adoption is not expected to be material to the results of operations or financial position of the Company.


3.   RELATED PARTY TRANSACTIONS

REINSURANCE
The Company has reinsurance agreements with ALIC in order to limit aggregate and single exposure on large risks. A portion of the Company's premiums and policy benefits are ceded to ALIC and reflected net of such reinsurance in the statements of operations and comprehensive income. Reinsurance recoverable and the related reserve for life-contingent contract benefits and contractholder funds are reported separately in the statements of financial position. The Company continues to have primary liability as the direct insurer for risks reinsured.

The following amounts were ceded to the ALIC under reinsurance agreements.

                                              YEAR ENDED DECEMBER 31,
                                              -----------------------
      ($ in thousands)                      1998          1997       1996
                                            ----          ----       ----

      Premiums                           $  2,519        $ 2,171     $  1,383
      Policy benefits                         315            327        1,662

Included in the reinsurance recoverable at December 31, 1998 and 1997 are amounts due from the ALIC of $532 and $342, respectively.

STRUCTURED SETTLEMENT ANNUITIES
AIC, through an affiliate, purchased $12,747, $12,766 and $15,610 of structured settlement annuities from the Company in 1998, 1997 and 1996, respectively. Of these amounts, $5,152, $3,468 and $8,517 relate to structured settlement annuities with life contingencies and are included in premium income in 1998, 1997 and 1996, respectively. Additionally, the reserve for life-contingent contract benefits was increased by approximately 94% of such premium received in each of these years.

BUSINESS OPERATIONS
The Company utilizes services performed by AIC and ALIC and business facilities owned or leased, and operated by AIC in conducting its business activities. The Company reimburses AIC and ALIC for the operating expenses incurred on behalf of the Company. The cost to the Company is determined by various allocation methods and is primarily related to the level of services provided. Operating expenses, including compensation and retirement and other benefit programs, allocated to the Company were $32,326, $27,632 and $23,134 in 1998, 1997 and 1996, respectively. A portion of these expenses relate to the acquisition of life and annuity business which are deferred and amortized over the contract period.


4.   INVESTMENTS

FAIR VALUES
The amortized cost, gross unrealized gains and losses, and fair value for fixed income securities are as follows:


                                   AMORTIZED        GROSS UNREALIZED         FAIR
                                     COST        GAINS         LOSSES        VALUE
                                     ----        -----         ------        -----

AT DECEMBER 31, 1998
U.S. government and agencies      $  443,930   $  179,455   $       (1)   $  623,384
Municipal                             31,617        2,922          (19)       34,520
Corporate                            848,289      121,202         (899)      968,592
Mortgage-backed securities           291,520       14,294         (700)      305,114
Asset-backed securities               33,616          869          (28)       34,457
                                  ----------   ----------    ----------   ----------
  Total fixed income securities   $1,648,972   $  318,742   $   (1,647)   $1,966,067
                                  ==========   ==========    ==========   ==========

AT DECEMBER 31, 1997
U.S. government and agencies      $  416,203   $  126,824   $     (212)   $  542,815
Municipal                             35,382        2,449          (22)       37,809
Corporate                            803,935      103,700         (479)      907,156
Mortgage-backed securities           215,465       13,442         (166)      228,741
Asset-backed securities               39,125          642          (31)       39,736
                                  ----------   ----------    ----------   ----------
  Total fixed income securities   $1,510,110   $  247,057   $     (910)   $1,756,257
                                  ==========   ==========    ==========   ==========

SCHEDULED MATURITIES
The scheduled maturities for fixed income securities are as follows at December 31, 1998:

                                          AMORTIZED      FAIR
                                            COST         VALUE
                                            ----         -----

Due in one year or less                  $   14,903   $   15,087
Due after one year through five years        79,333       84,372
Due after five years through ten years      227,770      250,208
Due after ten years                       1,001,830    1,276,829
                                         ----------   ----------
                                          1,323,836    1,626,496
Mortgage- and asset-backed securities       325,136      339,571
                                         ----------   ----------
  Total                                  $1,648,972   $1,966,067
                                         ==========   ==========

Actual maturities may differ from those scheduled as a result of prepayments by the issuers.

NET INVESTMENT INCOME
YEAR ENDED DECEMBER, 31                 1998       1997       1996
                                        ----       ----       ----

Fixed income securities               $124,100   $116,763   $104,583
Mortgage loans                          10,309      7,896      7,113
Other                                    2,940      2,200      2,942
                                      --------   --------   --------
  Investment income, before expense    137,349    126,859    114,638
  Investment expense                     2,936      1,972      1,776
                                      --------   --------   --------
  Net investment income               $134,413   $124,887   $112,862
                                      ========   ========   ========


REALIZED CAPITAL GAINS AND LOSSES
YEAR ENDED DECEMBER 31,                             1998      1997       1996
                                                    ----      ----       ----

Fixed income securities                           $ 4,755    $   955    $(1,522)
Mortgage loans                                        (65)      (221)       (59)
Other                                                   7        (33)        --
                                                  -------    -------    -------
   Realized capital gains and losses                4,697        701     (1,581)
   Income tax                                       1,644        245       (553)
                                                  -------    -------    -------
   Realized capital gains and losses, after tax   $ 3,053    $   456    $(1,028)
                                                  =======    =======    =======

Excluding calls and prepayments, gross gains of $2,905, $471 and $480 and gross losses of $164, $105 and $2,308 were realized on sales of fixed income securities during 1998, 1997 and 1996, respectively.

UNREALIZED NET CAPITAL GAINS
Unrealized   net  capital   gains  on  fixed  income   securities   included  in
shareholder's equity at December 31, 1998 are as follows:


                                  COST/                         GROSS UNREALIZED          UNREALIZED
                              AMORTIZED COST   FAIR VALUE      GAINS         LOSSES        NET GAINS
                              --------------   ----------      -----         ------        ---------

Fixed income securities        $ 1,648,972    $ 1,966,067   $   318,742   $    (1,647)   $   317,095
                               ===========   ===========   ===========    ===========
Reserve for life-contingent
   contract benefits                                                                        (187,706)
Deferred income taxes                                                                        (44,642)
Deferred acquisition costs
    and other                                                                                 (1,841)
                                                                                         -----------
Unrealized net capital gains                                                             $    82,906
                                                                                         ===========


CHANGE IN UNREALIZED NET CAPITAL GAINS
YEAR ENDED DECEMBER 31,                             1998         1997        1996
                                                    ----         ----         ----

Fixed income securities                          $  70,948    $ 123,519    $ (82,847)
Reserves for life contingent-contract benefits     (42,251)     (80,155)      24,300
Deferred income taxes                               (9,922)     (14,876)      20,224
Deferred acquisition costs and other                  (348)        (861)         762
                                                 ---------    ---------    ---------
Increase (decrease)  in unrealized net
  capital gains                                  $  18,427    $  27,627    $ (37,561)
                                                 =========    =========    =========


INVESTMENT LOSS PROVISIONS AND VALUATION ALLOWANCES
Pretax provisions for investment losses, principally relating to other than temporary declines in value of fixed income securities and valuation allowances on mortgage loans were $114, $261 and $208 in 1998, 1997 and 1996, respectively.

MORTGAGE LOAN IMPAIRMENT
A mortgage loan is impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement.

The Company had no impaired loans at December 31, 1998, 1997 and 1996.

Interest income is recognized on a cash basis for impaired loans carried at the fair value of the collateral, beginning at the time of impairment. For other impaired loans, interest is accrued based on the net carrying value. There were no impaired loans during 1998 and 1997. In 1996, the Company recognized interest income of $281 on impaired loans, which was received in cash during the year. The average recorded investment in impaired loans was $5,154 during 1996.

Valuation allowances for mortgage loans at December 31, 1998, 1997 and 1996 were $600, $486 and $225, respectively. There were no direct write-downs of mortgage loan valuation allowances for the years ended December 31, 1998 and 1997. For the year ended December 31, 1996, direct write-downs of mortgage loan valuation allowances were $1,431. Net (reductions) additions to the mortgage loan valuation allowances were $114, $261 and $(296) for the years ended December 31, 1998, 1997 and 1996, respectively.

INVESTMENT CONCENTRATION FOR MUNICIPAL BOND AND COMMERCIAL MORTGAGE PORTFOLIOS AND OTHER INVESTMENT INFORMATION

The Company maintains a diversified portfolio of municipal bonds. The largest concentrations in the portfolio are presented below. Except for the following, holdings in no other state exceeded 5% of the portfolio at December 31, 1998 and 1997:

(% of municipal bond portfolio carrying value)      1998        1997
                                                    ----        ----

           Ohio                                     30.2%       28.4%
           Illinois                                 21.1        19.8
           California                               17.4        22.7
           Maryland                                  8.2         8.0
           Minnesota                                 5.9         5.5
           New York                                  5.7         5.4
           Maine                                     5.3         5.6

The Company's mortgage loans are collateralized by a variety of commercial real estate property types located throughout the United States. Substantially all of the commercial mortgage loans are non-recourse to the borrower. The states with the largest portion of the commercial mortgage loan portfolio are listed below. Except for the following, holdings in no other state exceeded 5% of the portfolio at December 31, 1998 and 1997:

(% of commercial mortgage portfolio carrying value) 1998         1997
                                                    ----         ----

           California                               41.9%        47.7%
           New York                                 26.3         30.5
           Illinois                                 15.8         15.3
           New Jersey                                6.9           -
           Pennsylvania                              6.2          3.3

The types of properties collateralizing the commercial mortgage loans at December 31, are as follows:


(% of commercial mortgage portfolio carrying value) 1998         1997
                                                    ----         ----

           Retail                                  39.5%         38.8%
           Warehouse                               19.2          25.4
           Apartment complex                       18.5          14.9
           Office buildings                        11.7          15.3
           Industrial                               5.5           4.9
           Other                                    5.6            .7
                                                 ------        ------
                                                  100.0%        100.0%
                                                  =====         =====

The contractual maturities of the commercial mortgage loan portfolio as of December 31, 1998, for loans that were not in foreclosure are as follows:

                        NUMBER OF LOANS  CARRYING VALUE      PERCENT
                        ---------------  --------------      -------

1999                               1       $  2,832             2.0%
2000                               4          7,762             5.3
2001                               5          7,066             4.9
2002                               2          6,154             4.2
Thereafter                        31        121,281            83.6
                            --------       --------        --------
   Total                          43       $145,095           100.0%
                            ========       ========        ========

In 1998, there were no commercial mortgage loans which were contractually due.

SECURITIES ON DEPOSIT
At December 31, 1998, fixed income securities with a carrying value of $2,109 were on deposit with regulatory authorities as required by law.


5.   FINANCIAL INSTRUMENTS

In the normal course of business, the Company invests in various financial assets, incurs various financial liabilities and enters into agreements involving derivative financial instruments and other off-balance-sheet financial instruments. The fair value estimates of financial instruments presented below are not necessarily indicative of the amounts the Company might pay or receive in actual market transactions. Potential taxes and other transaction costs have not been considered in estimating fair value. The disclosures that follow do not reflect the fair value of the Company as a whole since a number of the Company's significant assets (including deferred acquisition costs and reinsurance recoverables) and liabilities (including traditional life and universal life-type insurance reserves and deferred income taxes) are not considered financial instruments and are not carried at fair value. Other assets and liabilities considered financial instruments such as accrued investment income and cash are generally of a short-term nature. Their carrying values are assumed to approximate fair value.

FINANCIAL ASSETS
The carrying value and fair value of financial assets at December 31, are as follows:

                                  1998                      1997
                                  ----                      ----
                           CARRYING       FAIR       CARRYING       FAIR
                            VALUE         VALUE       VALUE         VALUE
                            -----         -----       -----         -----

Fixed income securities   $1,966,067   $1,966,067   $1,756,257   $1,756,257
Mortgage loans               145,095      154,872      114,627      120,849
Short-term investments        76,127       76,127        9,513        9,513
Policy loans                  29,620       29,620       27,600       27,600
Separate Accounts            366,247      366,247      308,595      308,595

Carrying value and fair value include the effects of derivative financial instruments where applicable.

Fair values for fixed income securities are based on quoted market prices where available. Non-quoted securities are valued based on discounted cash flows using current interest rates for similar securities. Mortgage loans are valued based on discounted contractual cash flows. Discount rates are selected using current rates at which similar loans would be made to borrowers with similar characteristics, using similar properties as collateral. Loans that exceed 100% loan-to-value are valued at the estimated fair value of the underlying collateral. Short-term investments are highly liquid investments with maturities of less than one year whose carrying value approximates fair value.

The carrying value of policy loans approximates its fair value. Separate Accounts assets are carried in the statements of financial position at fair value based on quoted market prices.

FINANCIAL LIABILITIES
The carrying value and fair value of financial liabilities at December 31, are as follows:

                                1998                  1997
                                ----                  ----
                          CARRYING    FAIR      CARRYING    FAIR
                           VALUE      VALUE      VALUE      VALUE
                           -----      -----      -----      -----
Contractholder funds on
   investment contracts   $512,239   $518,448   $437,449   $466,136
Separate Accounts          366,247    366,247    308,595    308,595

The fair value of contractholder funds on investment contracts is based on the terms of the underlying contracts. Reserves on investment contracts with no stated maturities (single premium and flexible premium deferred annuities) are valued at the account balance less surrender charges. The fair value of immediate annuities and annuities without life contingencies with fixed terms is estimated using discounted cash flow calculations based on interest rates currently offered for contracts with similar terms and durations. Separate Accounts liabilities are carried at the fair value of the underlying assets.

DERIVATIVE FINANCIAL INSTRUMENTS
The only derivative financial instruments used by the Company are interest rate futures contracts. The Company primarily uses this derivative financial instrument to reduce its exposure to market risk, specifically interest rate risk, in conjunction with asset/liability management. The Company does not hold or issue these instruments for trading purposes.

The following table summarizes the contract amount, credit exposure, fair value and carrying value of the Company's derivative financial instruments:

                                                                   CARRYING
                                                                    VALUE
                             CONTRACT       CREDIT       FAIR       ASSETS/
                              AMOUNT        EXPOSURE     VALUE   (LIABILITIES)
                              ------        --------     -----   -------------

AT DECEMBER 31, 1998
--------------------
Financial futures contracts   $15,000   $        --     $   (15)   $  (223)

AT DECEMBER 31, 1997
--------------------
Financial futures contracts   $29,800   $        --     $  (153)   $  (810)

Carrying value is representative of deferred gains and losses.

The contract amounts are used to calculate the exchange of contractual payments under the agreements and are not representative of the potential for gain or loss on these agreements.

Credit exposure represents the Company's potential loss if all of the counterparties failed to perform under the contractual terms of the contracts and all collateral, if any, became worthless. This exposure is measured by the fair value of contracts with a positive fair value at the reporting date. The Company manages its exposure to credit risk primarily by establishing risk control limits. To date, the Company has not incurred any losses on derivative financial instruments due to counterparty nonperformance.

Fair value is the estimated amount that the Company would receive (pay) to terminate or assign the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Dealer and exchange quotes are used to value the Company's derivatives.

Financial futures are commitments to either purchase or sell designated financial instruments at a future date for a specified price or yield. They may be settled in cash or through delivery. As part of its asset/liability management, the Company generally utilizes futures contracts to manage its market risk related to anticipatory investment purchases and sales, as well as other risk management purposes. Futures used as hedges of anticipatory transactions pertain to identified transactions which are probable to occur and are generally completed within 90 days. Futures contracts have limited off-balance-sheet credit risk as they are executed on organized exchanges and require security deposits, as well as the daily cash settlement of margins.

Market risk is the risk that the Company will incur losses due to adverse changes in market rates and prices. Market risk exists for all of the derivative financial instruments that the Company currently holds, as these instruments may become less valuable due to adverse changes in market conditions. The Company mitigates this risk through established risk control limits set by senior management. In addition, the change in the value of the Company's derivative financial instruments designated as hedges are generally offset by the change in the value of the related assets and liabilities.

OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS
Commitments to extend mortgage loans are agreements to lend to a borrower provided there is no violation of any condition established in the contract. The Company enters these agreements to commit to future loan fundings at a predetermined interest rate. Commitments generally have fixed expiration dates or other termination clauses. Commitments to extend mortgage loans, which are secured by the underlying properties, are valued based on estimates of fees charged by other institutions to make similar commitments to similar borrowers. The Company had no mortgage loan commitments at December 31, 1998. At December 31, 1997 the Company had $18,000 in mortgage loan commitments which had a fair value of $180.

6.   INCOME TAXES

The Company joins the Corporation and its other eligible domestic subsidiaries (the "Allstate Group") in the filing of a consolidated federal income tax return and is party to a federal income tax allocation agreement (the "Allstate Tax Sharing Agreement"). Under the Allstate Tax Sharing Agreement, the Company pays to or receives from the Corporation the amount, if any, by which the Allstate Group's federal income tax liability is affected by virtue of inclusion of the Company in the consolidated federal income tax return. Effectively, this results in the Company's annual income tax provision being computed, with adjustments, as if the Company filed a separate return.

Prior to Sears, Roebuck and Co.'s ("Sears") distribution ("Sears distribution") on June 30, 1995 of its 80.3% ownership in the Corporation to Sears shareholders, the Allstate Group joined with Sears and its domestic business units (the "Sears Group") in the filing of a consolidated federal income tax return (the "Sears Tax Group") and were parties to a federal income tax allocation agreement (the "Tax Sharing Agreement"). Under the Tax Sharing Agreement, the Company, through the Corporation, paid to or received from the Sears Group the amount, if any, by which the Sears Tax Group's federal income tax liability was affected by virtue of inclusion of the Company in the consolidated federal income tax return.

As a result of the Sears distribution, the Allstate Group was no longer included in the Sears Tax Group, and the Tax Sharing Agreement was terminated. Accordingly, the Allstate Group and Sears Group entered into a new tax sharing agreement, which adopts many of the principles of the Tax Sharing Agreement and governs their respective rights and obligations with respect to federal income taxes for all periods prior to the Sears distribution, including the treatment of audits of tax returns for such periods.

The Internal Revenue Service ("IRS") has completed its review of the Allstate Group's federal income tax returns through the 1993 tax year. Any adjustments that may result from IRS examinations of tax returns are not expected to have a material impact on the financial position, liquidity or results of operations of the Company.

The components of the deferred income tax assets and liabilities at December 31, are as follows:

                                           1998        1997
                                           ----        ----
DEFERRED ASSETS

Life and annuity reserves                $ 41,073    $ 34,084
Difference in tax bases of investments       --           742
Discontinued operations                       364         364
Other postretirement benefits                 328         352
Other assets                                2,023         255
                                         --------    --------
      Total deferred assets                43,788      35,797
                                         --------    --------

DEFERRED LIABILITIES
Unrealized net capital gains              (44,642)    (34,720)
Deferred acquisition costs                (20,573)    (15,821)
Difference in tax bases of investments     (1,784)         --
Prepaid commission expense                   (790)       (792)
Other liabilities                          (1,448)     (1,454)
                                         --------    --------
      Total deferred liabilities          (69,237)    (52,787)
                                         --------    --------
      Net deferred liability             $(25,449)   $(16,990)
                                         ========    ========

Although realization is not assured, management believes it is more likely than not that the deferred tax assets will be realized based on the assumptions that certain levels of income will be achieved.

The components of income tax expense for the year ended December 31, are as follows:

                                   1998       1997        1996
                                 --------   --------    --------

Current                          $ 13,679   $ 14,874    $ 11,411
Deferred                            1,255     (1,578)        257
                                 --------   --------    --------
      Total income tax expense   $ 14,934   $ 13,296    $ 11,668
                                 ========   ========    ========

The Company paid income taxes of $3,788, $13,350 and $11,968 in 1998, 1997 and 1996, respectively. The Company had a current income tax liability of $14,029 and $1,419 at December 31, 1998 and 1997, respectively.

A reconciliation of the statutory federal income tax rate to the effective income tax rate on income from operations for the year ended December 31, is as follows:

                                     1998       1997       1996
                                    ------     ------     ------

Statutory federal income tax rate    35.0%      35.0%      35.0%
State income tax expense              1.6        2.2        2.4
Other                                (1.5)       (.3)      (1.2)
                                    ------     ------     ------
Effective income tax rate            35.1%      36.9%      36.2%
                                    ======     ======     ======

Prior to January 1, 1984, the Company was entitled to exclude certain amounts from taxable income and accumulate such amounts in a "policyholder surplus" account. The balance in this account at December 31, 1998, approximately $389, will result in federal income taxes payable of $136 if distributed by the Company. No provision for taxes has been made as the Company has no plan to distribute amounts from this account. No further additions to the account have been permitted since the Tax Reform Act of 1984.


7.   STATUTORY FINANCIAL INFORMATION

PERMITTED STATUTORY ACCOUNTING PRACTICES
The Company prepares its statutory financial statements in accordance with accounting principles and practices prescribed or permitted by the New York Department of Insurance. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The Company does not follow any permitted statutory accounting practices that have a significant impact on statutory surplus or statutory net income.

The NAIC's codification initiative has produced a comprehensive guide of revised statutory accounting principles. While the NAIC has approved a January 1, 2001 implementation date for the newly developed guidance, companies must adhere to the implementation date adopted by their state of domicile. The Company's state of domicile, New York, is continuing its comparison of codification and current statutory accounting requirements to determine necessary revisions to existing state laws and regulations. The requirements are not expected to have a material impact on the statutory surplus of the Company.

DIVIDENDS
The ability of the Company to pay dividends is dependent on business conditions, income, cash requirements of the Company and other relevant factors. Under New York Insurance Law, a notice of intention to distribute any dividend must be filed with the New York Superintendent of Insurance not less than 30 days prior to the distribution. Such proposed declaration is subject to the Superintendent's disapproval.


8.  BENEFIT PLANS

PENSION PLANS
Defined benefit pension plans, sponsored by the Corporation, cover domestic full-time employees and certain part-time employees. Benefits under the pension plans are based upon the employee's length of service, average annual compensation and estimated social security retirement benefits. The Corporation's funding policy for the pension plans is to make annual contributions in accordance with accepted actuarial cost methods. The costs to the Company included in net income were $382, $597 and $490 for the pension plans in 1998, 1997 and 1996, respectively.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
The Corporation also provides certain health care and life insurance benefits for retired employees. Qualified employees may become eligible for these benefits if they retire in accordance with the Corporation's established retirement policy and are continuously insured under the Corporation's group plans or other approved plans for ten or more years prior to retirement. The Corporation shares the cost of the retiree medical benefits with retirees based on years of service, with the Corporation's share being subject to a 5% limit on annual medical cost inflation after retirement. The Corporation's postretirement benefit plans currently are not funded. The Corporation has the right to modify or terminate these plans.

PROFIT SHARING FUND
Employees of the Corporation and its domestic subsidiaries are also eligible to become members of The Savings and Profit Sharing Fund of Allstate Employees ("Allstate Plan"). The Corporation's contributions are based on the Corporation's matching obligation and performance.

The Company's contribution to the Allstate Plan was $567, $164 and $111 in 1998, 1997 and 1996, respectively.

9.    OTHER COMPREHENSIVE INCOME

The components of other comprehensive income on a pretax and after-tax basis for the year ended December 31, are as follows:


                                         1998                             1997                             1996
                                ------------------------------- ------------------------------------------------------------------
                                                        After-                           After-                           After-
                                   Pretax      Tax       tax      Pretax       Tax        tax       Pretax      Tax        tax
                                   ------      ---       ---      ------       ---        ---       ------      ---        ---
Unrealized capital gains
 and losses:
--------------------------------

Unrealized holding gains
 (losses) arising during
 the period                       $75,817   $(26,536)  $49,281   $ 124,702   $(43,645)  $ 81,057   $(86,096)  $ 30,133   $(55,963)
Adjustments to unrealized
 capital gains and losses
 arising during the period:
    Deferred acquisition costs       (348)       122      (226)       (861)       301       (560)       762       (267)       495
    Reserve for life insurance
      policy benefits             (42,251)    14,788   (27,463)    (80,155)    28,054    (52,101)    24,300     (8,505)    15,795
                                  -------   --------   -------   ---------   --------   --------   --------   --------   --------
      Net unrealized holding
        gains arising during the
        period                     33,218    (11,626)   21,592      43,686    (15,290)    28,396    (61,034)    21,361    (39,673)
                                  -------   --------   -------   ---------   --------   --------   --------   --------   --------
  Less: reclassification
     adjustment for realized
     net capital gains included
     in net income                  4,869     (1,704)    3,165       1,183       (414)       769     (3,249)     1,137     (2,112)
                                  -------   --------   -------   ---------   --------   --------   --------   --------   --------
Unrealized net capital
 gains (losses)                    28,349     (9,922)   18,427      42,503    (14,876)    27,627    (57,785)    20,224    (37,561)
                                  -------   --------   -------   ---------   --------   --------   --------   --------   --------
OTHER COMPREHENSIVE
 INCOME                           $28,349   $ (9,922)  $18,427   $  42,503   $(14,876)  $ 27,627   $(57,785)  $ 20,224   $(37,561)
                                  =======   ========   =======   =========   ========   ========   ========   ========   ========


10.      COMMITMENTS AND CONTINGENT LIABILITIES

REGULATIONS AND LEGAL PROCEEDINGS
The Company's business is subject to the effect of a changing social, economic and regulatory environment. Public and regulatory initiatives have varied and have included employee benefit regulation, controls on medical care costs, removal of barriers preventing banks from engaging in the securities and insurance business, tax law changes affecting the taxation of insurance companies, the tax treatment of insurance products and its impact on the relative desirability of various personal investment vehicles, and proposed legislation to prohibit the use of gender in determining insurance rates and benefits. The ultimate changes and eventual effects, if any, of these initiatives are uncertain.

From time to time the Company is involved in pending and threatened litigation in the normal course of its business in which claims for monetary damages are asserted. In the opinion of management, the ultimate liability, if any, arising from such pending or threatened litigation is not expected to have a material effect on the results of operations, liquidity or financial position of the Company.

                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                            SCHEDULE IV--REINSURANCE



($ in thousands)
                                    GROSS                      NET
YEAR ENDED DECEMBER 31, 1998        AMOUNT        CEDED       AMOUNT
----------------------------        ------        -----       ------

Life insurance in force          $12,656,826  $   857,500  $11,799,326
                                 ===========  ===========  ===========

Premiums and contract charges:
    Life and annuities           $   116,678  $     2,541  $   114,137
    Accident and health                5,578          663        4,915
                                 -----------  -----------  -----------
                                 $   122,256  $     3,204  $   119,052
                                 ===========  ===========  ===========


                                    GROSS                      NET
YEAR ENDED DECEMBER 31, 1997        AMOUNT        CEDED       AMOUNT
----------------------------        ------        -----       ------

Life insurance in force          $11,339,990  $   721,040  $10,618,950
                                 ===========  ===========  ===========

Premiums and contract charges:
    Life and annuities           $   116,167  $     2,185  $   113,982
    Accident and health                5,883          902        4,981
                                 -----------  -----------  -----------
                                 $   122,050  $     3,087  $   118,963
                                 ===========  ===========  ===========


                                    GROSS                      NET
YEAR ENDED DECEMBER 31, 1996        AMOUNT        CEDED       AMOUNT
----------------------------        ------        -----       ------

Life insurance in force          $ 9,962,300  $   553,628  $ 9,408,672
                                 ===========  ===========  ===========

Premiums and contract charges:
    Life and annuities           $   114,296  $     1,398  $   112,898
    Accident and health                5,083          875        4,208
                                 -----------  -----------  -----------
                                 $   119,379  $     2,273  $   117,106
                                 ===========  ===========  ===========



                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                  SCHEDULE V--VALUATION AND QUALIFYING ACCOUNTS


($ in thousands)
                                   BALANCE AT       CHARGED TO                         BALANCE AT
                                   BEGINNING         COSTS AND                           END OF
                                   OF PERIOD         EXPENSES         DEDUCTIONS         PERIOD
                                   ---------         --------         ----------         ------

YEAR ENDED DECEMBER 31, 1998
----------------------------

Allowance for estimated losses
   on mortgage loans             $        486      $        114     $          -      $        600
                                 ============      ============     ============      ============


YEAR ENDED DECEMBER 31, 1997
----------------------------

Allowance for estimated losses
   on mortgage loans             $        225      $        261     $          -      $        486
                                 ============      ============     ============      ============


YEAR ENDED DECEMBER 31, 1996
----------------------------

Allowance for estimated losses
   on mortgage loans             $      1,952      $       (296)    $      1,431      $        225
                                 ============      ============     ============      ============

                  ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

                  Financial Statements as of December 31, 1998
                   and for the periods ended December 31, 1998
                           and December 31, 1997, and
                          Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholder of Allstate Life Insurance Company of New York:

We have audited the accompanying statements of net assets of each of the sub-accounts ("portfolios" for purposes of this report) that comprise Allstate Life of New York Separate Account A (the "Account"), a Separate Account of Allstate Life Insurance Company of New York, an affiliate of The Allstate Corporation, as of December 31, 1998, and the related statements of operations and changes in net assets for the years ended December 31, 1998 and December 31, 1997 of the Capital Appreciation, Diversified Income, Global Utilities, Government Securities, Growth, Growth and Income, International Equity, Money Market, and Value portfolios of the AIM Variable Insurance Funds, Inc. that comprise the Account. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 1998. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of each of the portfolios that comprise the Account as of December 31, 1998, and the results of their operations for the year then ended and the changes in their net assets for each of the two years in the period then ended, of each of the portfolios comprising the Account, in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP


Chicago, Illinois
March 18, 1999

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
DECEMBER 31, 1998
--------------------------------------------------------------------------------

($ and shares in thousands)

ASSETS
Investments in the AIM Variable Insurance Funds, Inc. Portfolios:
  Capital Appreciation, 171 shares (cost $3,829)                       $ 4,305
  Diversified Income, 161 shares (cost $1,824)                           1,765
  Global Utilities, 23 shares (cost $364)                                  395
  Government Securities, 320 shares (cost $3,576)                        3,573
  Growth, 169 shares (cost $3,615)                                       4,187
  Growth and Income, 278 shares (cost $5,421)                            6,604
  International Equity, 100 shares (cost $1,818)                         1,964
  Money Market, 968 shares (cost $968)                                     968
  Value, 272 shares (cost $6,060)                                        7,152
                                                                 --------------

           Total assets                                                 30,913

LIABILITIES
Payable to Allstate Life Insurance Company of New York:
  Accrued contract maintenance charges                                       8
                                                                 --------------

           Net assets                                                 $ 30,905
                                                                 ==============

See notes to financial statements.


ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A


STATEMENTS OF OPERATIONS
----------------------------------------------------------------------------------------------------------------------------------
($ in thousands)

                                                                     AIM Variable Insurance Funds, Inc. Portfolios
                                           ---------------------------------------------------------------------------------------
                                                                         For the Year Ended December 31, 1998
                                           ---------------------------------------------------------------------------------------
                                           Capital   Diversi-   Globa      Govt.             Growth    Inter-
                                           Appreci-    fied     Utili-   Securi-               and     national  Money
                                            ation    Income      ties     ties     Growth     Income   Equity    Market     Value
                                           -------   ------    -------   -------   -------   -------   --------  -------   -------

INVESTMENT INCOME
Dividends                                  $   115   $   114   $     8   $    95   $   264   $    89   $    16   $    38   $   327
Charges from Allstate Life Insurance
  Company of New York:
  Mortality and expense risk                   (45)      (18)       (3)      (15)      (36)      (62)      (21)      (10)      (61)
  Administrative expense                        (4)       (1)       --        (1)       (3)       (5)       (2)       (1)       (4)
                                           -------   -------   -------   -------   -------   -------   -------   -------   -------
        Net investment income (loss)            66        95         5        79       225        22        (7)       27       262

REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
  Realized gains (losses) from sales of
   investments:
    Proceeds from sales                        574       233       124       551       243       395       227       352       342
    Cost of investments sold                   573       225       125       442       214       377       222       352       310
                                           -------   -------   -------   -------   -------   -------   -------   -------   -------
        Net realized gains (losses)              1         8        (1)      109        29        18         5        --        32

 Change in unrealized gains (losses)           458       (86)       24       (23)      542     1,076       166        --     1,022
                                           -------   -------   -------   -------   -------   -------   -------   -------   -------
        Net gains (losses) on investments      459       (78)       23        86       571     1,094       171        --     1,054
                                           -------   -------   -------   -------   -------   -------   -------   -------   -------
CHANGE IN NET ASSETS RESULTING
  FROM OPERATIONS                          $   525   $    17   $    28   $   165   $   796   $ 1,116   $   164   $    27   $ 1,316
                                           =======   =======   =======   =======   =======   =======   =======   =======   =======

See notes to financial statements



ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A


STATEMENTS OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------------------------------------------------------

($ in thousands)

                                                                     AIM Variable Insurance Funds, Inc. Portfolios
                                         ---------------------------------------------------------------------------------------
                                                                         For the Year Ended December 31, 1998
                                         ---------------------------------------------------------------------------------------
                                         Capital   Diversi-   Globa      Govt.             Growth    Inter-
                                         Appreci-    fied     Utili-   Securi-               and     national  Money
                                          ation    Income      ties     ties     Growth     Income   Equity    Market     Value
                                         -------   ------    -------   -------   -------   -------   --------  -------   -------

FROM OPERATIONS
Net investment income (loss)             $    66   $    95   $     5   $    79   $   225   $    22   $    (7)  $    27   $   262
Net realized gains (losses)                    1         8        (1)      109        29        18         5        --        32
Change in unrealized gains (losses)          458       (86)       24       (23)      542     1,076       166        --     1,022
                                         -------   -------   -------   -------   -------   -------   -------    ------   -------
    Change in net assets resulting from
      operations                             525        17        28       165       796     1,116       164        27     1,316

FROM CAPITAL TRANSACTIONS
Deposits                                   2,056     1,223       357     2,725     2,076     3,227       716       510     3,273
Benefit payments                             (30)      (33)       (5)       --        (7)      (82)       (7)      (37)       (7)
Payments on termination                     (115)      (38)       (4)       (9)     (100)     (162)      (33)      (16)     (104)
Contract maintenance charges                  (2)       --        --        (1)       (1)       (2)       (1)       --        (3)
Transfers among the portfolios and with
  the Fixed Account - net                   (183)      (99)      (94)      268        31        76        42        32       236
                                         -------   -------   -------   -------   -------   -------   -------    ------   -------
    Change in net assets resulting from
      capital transactions                 1,726     1,053       254     2,983     1,999     3,057       717       489     3,395
                                         -------   -------   -------   -------   -------   -------   -------    ------   -------
INCREASE IN NET ASSETS                     2,251     1,070       282     3,148     2,795     4,173       881       516     4,711

NET ASSETS AT BEGINNING OF YEAR            2,053       695       113       424     1,391     2,429     1,082       452     2,439
                                         -------   -------   -------   -------   -------   -------   -------    ------   -------
NET ASSETS AT END OF YEAR                $ 4,304   $ 1,765   $   395   $ 3,572   $ 4,186   $ 6,602   $ 1,963   $   968   $ 7,150
                                         =======   =======   =======   =======   =======   =======   =======   =======   =======


 See notes to financial statements.



ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
-------------------------------------------------------------------------------------------------------------------------------
($ and units in thousands, except value per unit)

                                                                   AIM Variable Insurance Funds, Inc. Portfolios
                                         --------------------------------------------------------------------------------------
                                                                       For the Year Ended December 31, 1997
                                         --------------------------------------------------------------------------------------
                                         Capital   Diversi-  Global     Govt.             Growth     Inter-
                                         Appreci-    fied    Utili-   Securi-               and     national  Money
                                          ation    Income     ties     ties     Growth    Income    Equity    Market    Value
                                         -------   ------    -------  -------   -------   -------   --------  -------   -------

FROM OPERATIONS
Net investment income (loss)             $    12   $    (3)  $    --    $  (3)  $    39   $   (10)  $    13   $    10   $    67
Net realized gains                             1        --        --       --         1         3         1        --         2
Change in unrealized gains (losses)           17        30         7       20        31       106       (22)       --        70
                                         -------   -------   -------  -------   -------   -------   -------   -------   -------

   Change in net assets resulting from
     operations                               30        27         7       17        71        99        (8)       10       139

FROM CAPITAL TRANSACTIONS
Deposits                                   1,832       570       106      406     1,279     2,277       988       694     2,294
Benefit payments                              --        --        --       --        --       (49)       --       (75)      (49)
Payments on termination                      (10)       (5)       --       --       (11)      (20)       (2)      (16)      (19)
Contract maintenance charges                  --        --        --       --        --        (1)       --        --        (1)
Transfers among the portfolios and with
   the Fixed Account - net                   113        53        --        1        25        60        39      (206)        9
                                         -------   -------   -------  -------   -------   -------   -------   -------   -------

   Change in net assets resulting from
     capital transactions                  1,935       618       106      407     1,293     2,267     1,025       397     2,234
                                         -------   -------   -------  -------   -------   -------   -------   -------   -------

INCREASE IN NET ASSETS                     1,965       645       113      424     1,364     2,366     1,017       407     2,373

NET ASSETS AT BEGINNING OF YEAR               88        50        --       --        27        63        65        45        66
                                         -------   -------   -------  -------   -------   -------   -------   -------   -------

NET ASSETS AT END OF YEAR                $ 2,053   $   695   $   113  $   424   $ 1,391   $ 2,429   $ 1,082   $   452   $ 2,439
                                         =======   =======   =======  =======   =======   =======   =======   =======   =======

Net asset value per unit at end of year  $ 12.74   $ 11.79   $ 13.52  $ 10.83   $ 14.34   $ 14.50   $ 12.60   $ 10.74   $ 13.52
                                         =======   =======   =======  =======   =======   =======   =======   =======   =======

 Units outstanding at end of year            161        59         8       39        97       168        86        42       180
                                         =======   =======   =======  =======   =======   =======   =======   =======   =======



 See notes to financial statements.


ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

NOTES TO FINANCIAL STATEMENTS
TWO YEARS ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------


1.   ORGANIZATION

     Allstate Life of New York Separate Account A (the "Account"), a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, is a Separate Account of Allstate Life Insurance Company of New York ("ALNY"). The assets of the Account are legally segregated from those of ALNY. ALNY is wholly owned by Allstate Life Insurance Company, a wholly owned subsidiary of Allstate Insurance Company, which is wholly owned by The Allstate Corporation.

     ALNY issues certain annuity contracts, the deposits of which are invested at the direction of the contractholder in the sub-accounts ("portfolios" for purposes of this report) that comprise the Account. Contractholders bear all investment risk for amounts allocated to the Account. The portfolios invest in the AIM Variable Insurance Funds, Inc. (the "Fund").

     ALNY provides insurance and administrative services to the contractholders for a fee.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Valuation of Investments - Investments consist of shares of the Fund and are stated at fair value based on quoted market prices at December 31, 1998.

     Investment Income - Investment income consists of dividends declared by the Fund and is recognized on the date of record.

     Realized Gains and Losses - Realized gains and losses represent the difference between the proceeds from sales of portfolio shares by the Account and the cost of such shares, which is determined on a weighted average basis.

     Federal Income Taxes - The Account intends to qualify as a segregated asset account as defined in the Internal Revenue Code ("Code"). As such, the operations of the Account are included with and taxed as a part of ALNY. ALNY is taxed as a life insurance company under the Code. No federal income taxes are payable by the Account in 1998 as the Account did not generate taxable income.

3.   CONTRACT CHARGES

     ALNY assumes mortality and expense risks related to the operations of the Account and deducts charges daily at a rate equal to 1.35% per annum of the daily net assets of the Account. ALNY guarantees that the amount of this charge will not increase over the life of the contract.

     ALNY deducts administrative expense charges daily at a rate equal to .10% per annum of the daily net assets of the Account.

     If aggregate deposits are less than $50,000, ALNY will deduct an annual maintenance fee of $35 on each contract anniversary.

4.   FINANCIAL INSTRUMENTS

     The investments of the Account are carried at fair value, based upon quoted market prices. Accrued contract maintenance charges are of a short-term nature. It is assumed that their carrying value approximates fair value.


5. UNITS ISSUED AND REDEEMED

(Units in whole amounts)                                 Unit activity during 1998
                                                         -------------------------
                                        Units                                                 Units          Accumulation
                                     Outstanding                                            Outstanding       Unit Value
                                    December 31,         Units            Units           December 31,       December 31,
                                        1997            Issued           Redeemed              1998              1998
                                  ---------------   ---------------   ---------------    ---------------   ---------------

Investments in the AIM Variable
  Insurance Funds, Inc. Portfolio:
Capital Appreciation                      161,013           184,864           (58,541)           287,336   $         14.98
Diversified Income                         58,958           110,754           (23,068)           146,644             12.03
Global Utilities                            8,276            32,920           (15,778)            25,418             15.52
Government Securities                      39,009           329,878           (66,904)           301,983             11.83
Growth                                     97,039           150,194           (26,402)           220,831             18.95
Growth and Income                         167,625           228,614           (34,349)           361,890             18.24
International Equity                       85,934            69,780           (18,816)           136,898             14.34
Money Market                               42,128            76,593           (31,711)            87,010             11.13
Value                                     180,440           251,601           (26,795)           405,246             17.64



Units relating to accrued contract maintenance charges are included in units redeemed.

                                     PART C
                                OTHER INFORMATION


24A. FINANCIAL STATEMENTS

Allstate Life Insurance Company of New York Financial Statements and Financial Schedule and Allstate Life of New York Separate Account A Financial Statements are included in Part B of this Registration Statement

24B. EXHIBITS

Unless otherwise indicated, the following exhibits, which correspond to those required by Item 24(b) of Form N-4, are filed herewith:

(1) Resolution of the Board of Directors of Allstate Life Insurance Company of New York authorizing establishment of the Allstate Life of New York Separate Account A, (Incorporated herein by reference to Registrant's Post-Effective Amendment No. 3 (File No. 033-65381) dated April 30, 1999.)

(2) Not Applicable

(3) Form of Underwriting Agreement

(4) Form of Contract

(5) Form of Application for a Contract

(6) (a) Restated Certificate of Incorporation of Allstate Life Insurance Company of New York, previously filed in Depositor's Form 10-K, dated March 30, 1999 and incorporated herein by reference.

     (b) Amended By-laws of Allstate Life Insurance Company of New York, previously filed in Depositor's Form 10-K, dated March 30, 1999 and incorporated herein by reference.

(7) Not applicable

(8) Form of Participation Agreement

(9) Opinion of Michael J. Velotta, Vice President, Secretary and General Counsel of Allstate Life Insurance Company of New York.

(10) (a) Independent Auditors' Consent
     (b) Consent of Freedman, Levy, Kroll & Simonds

(11) Not applicable

(12) Not applicable

(13) Schedule of Computation of Performance Quotations

14) Not applicable

(99) (a) Power of Attorney for Kevin R. Slawin (Incorporated herein by reference to Registrant's Pre-Effective Amendment No. 1 (File No. 033-65381) dated September 20, 1996.)

     (b) Power of Attorney for Keith A. Hauschildt (Previously filed in Post-Effective Amendment No. 1 (File No. 033-65381) dated April 1, 1997.)

     (c) Power of Attorney for Louis G. Lower, II, Thomas J. Wilson, Michael J. Velotta, Timothy H. Plohg, Marcia D. Alazraki, Cleveland Johnson, Jr., Gerard F. McDermott, Joseph P. McFadden, John R. Raben, Jr., and Sally A. Slacke (Incorporated herein by reference to Registrant's Post-Effective Amendment No. 3 (File No. 033-65381) dated April 30, 1999.)

25. DIRECTORS AND OFFICERS OF THE DEPOSITOR


NAME AND PRINCIPAL                  POSITION AND OFFICE WITH
BUSINESS ADDRESS                    DEPOSITOR OF THE ACCOUNT

Louis G. Lower, II                          Director and Chairman of the Board of Directors
Thomas J. Wilson, II                        Director and President
Michael J. Velotta                          Director, Vice President, Secretary and General Counsel
Marcia D. Alazraki                          Director
Marla G. Friedman                           Director and Vice President
Vincent A. Fusco                            Director
Cleveland Johnson, Jr.                      Director
Gerard F. McDermott                         Director
Kenneth R. O'Brien                          Director
Timothy H. Plohg                            Director and Vice President
John R. Raben, Jr.                          Director
Joseph J. Richardson, Jr.                   Director and Chief Operations Officer
Sally A. Slacke                             Director
Kevin R. Slawin                             Director and Vice President
Patricia W. Wilson                          Director and Assistant Vice President
Karen C. Gardner                            Vice President
Samuel H. Pilch                             Controller
Casey J. Sylla                              Chief Investment Officer
James P. Zils                               Treasurer
Sharmaine M. Miller                         Chief Administrative Officer
Richard L. Baker                            Assistant Vice President
D. Steven Boger                             Assistant Vice President
Adrian B. Corbiere                          Assistant Vice President
Dorothy E. Even                             Assistant Vice President
John M. Goense                              Assistant Vice President
Judith P. Greffin                           Assistant Vice President
Keith A. Hauschildt                         Assistant Vice President
Ronald Johnson                              Assistant Vice President
Charles D. Mires                            Assistant Vice President
Barry S. Paul                               Assistant Vice President
Robert N. Roeters                           Assistant Vice President
C. Nelson Strom                             Assistant Vice President and Corporate Actuary
Timothy N. Vander Pas                       Assistant Vice President
David A. Walsh                              Assistant Vice President
Emma M. Kalaidjian                          Assistant Secretary
Paul N. Kierig                              Assistant Secretary
Mary J. McGinn                              Assistant Secretary
Ralph A. Bergholtz                          Assistant Treasurer
Mark A. Bishop                              Assistant Treasurer
Robert B. Bodett                            Assistant Treasurer
Barbara S. Brown                            Assistant Treasurer
Nancy M. Bufalino                           Assistant Treasurer
Peter S. Horos                              Assistant Treasurer
Thomas C. Jensen                            Assistant Treasurer
Kathleen A. Knudson                         Assistant Treasurer
David L. Kocourek                           Assistant Treasurer
Daniel C. Leimbach                          Assistant Treasurer
Beth K. Marder                              Assistant Treasurer
Ronald A. Mendel                            Assistant Treasurer
Stephen J. Stone                            Assistant Treasurer
R. Steven Taylor                            Assistant Treasurer
Louise J. Walton                            Assistant Treasurer
Jerry D. Zinkula                            Assistant Treasurer

The principal business address of Mr. McDermott is P.O. Box 9095, Farmingville, New York 11738. The principal business address of the other foregoing officers and directors is 3100 Sanders Road, Northbrook, Illinois 60062.

26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT

Incorporated herein by reference to Annual Report on Form 10-K, filed by the Allstate Corporation on March 26, 1999 (File No. 1-11840).


27. NUMBER OF CONTRACT OWNERS

As of the date hereof, the offering of the contracts described in this registration statement had not commenced.


28. INDEMNIFICATION

The by-laws of both Allstate Life Insurance Company of New York (Depositor) and Allstate Life Financial Services, Inc. (Distributor), provide for the indemnification of its Directors, Officers and Controlling Persons, against expenses, judgments, fines and amounts paid in settlement as incurred by such person, if such person acted properly. No indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of a duty to the company, unless a court determines such person is entitled to such indemnity.

Insofar as indemnification for liability arising out of the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of is counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

29A. RELATIONSHIP OF PRINCIPAL UNDERWRITER TO OTHER INVESTMENT COMPANIES

(a) Allstate Life Financial Services also acts as a principal underwriter to the following investment companies:

     Glenbrook Life Multi-Manager Variable Account Glenbrook Life and Annuity Company Variable Annuity Account Glenbrook Life Variable Life Separate Account B Glenbrook Life and Annuity Company Separate Account A Glenbrook Life AIM Variable Life Separate Account A Glenbrook Life Scudder Variable Account (A) Glenbrook Life Variable Life Separate Account A Allstate Life Insurance Company Separate Account A


(b) The directors and officers of the principal underwriter are:

Name and Principal Business         Positions and Offices with Underwriter
Address* of Each Such Person
----------------------------        ----------------------
Louis G. Lower, II                  Director
Thomas J. Wilson, II                Director
Kevin R. Slawin                     Director
Michael J. Velotta                  Director and Secretary
John R. Hunter                      President and Chief Executive Officer
Janet M. Albers                     Vice President and Controller
Brent H. Hamann                     Vice President
Andrea J. Schur                     Vice President
Terry R. Young                      General Counsel and Assistant Secretary
James P. Zils                       Treasurer
Lisa A. Burnell                     Assistant Vice President and Compliance Officer
Robert N. Roeters                   Assistant Vice President
Emma M. Kalaidjian                  Assistant Secretary
Gregory C. Sernett                  Assistant Secretary
Nancy M. Bufalino                   Assistant Treasurer


* The principal address of Allstate Life Financial Services, Inc. is 3100 Sanders Road, Northbrook, Illinois.


(c) Compensation of Allstate Life Financial Services, Inc.
None

30. LOCATION OF ACCOUNTS AND RECORDS

The Depositor, Allstate Life Insurance Company of New York, is located at One Allstate Drive, P.O. Box 9095, Farmingville, New York 11738.

The Underwriter, Allstate Life Financial Services, Inc. is located at 3100 Sanders Road, Northbrook, Illinois 60062.

Each company maintains those accounts and records required to be maintained pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.


31. MANAGEMENT SERVICES
None

32. UNDERTAKINGS

The Registrant undertakes to file a post-effective amendment to the Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.
Registrant furthermore agrees to include either, as part of any prospectus or application to purchase a contract offered by the prospectus, a toll-free number that an applicant can call to request a Statement of Additional Information or a post card or similar written communication that the applicant can remove to send for a Statement of Additional Information. Finally, the Registrant agrees to deliver any Statement of Additional Information and any Financial Statements required to be made available under this Form N-4 promptly upon written or oral request.

33. REPRESENTATIONS PURSUANT TO SECTION 403(B) OF THE INTERNAL REVENUE CODE

Allstate Life Insurance Company of New York represents that it is relying upon a November 28, 1988 Securities and Exchange Commission no-action letter issued to the American Council of Life Insurance and that the provisions of paragraphs 1-4 of the no-action letter have been complied with.

34.  REPRESENTATION REGARDING CONTRACT EXPENSES

Allstate Life Insurance Company of New York represents that the fees and charges deducted under the Flexible Premium Deferred Variable Annuity Contracts hereby registered by this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Allstate Life Insurance Company of New York.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Allstate Life of New York Separate Account A, has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the Township of Northfield, State of Illinois, on the 30th day of December, 1999.

                  ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A
                                  (REGISTRANT)

                 BY: ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                                   (DEPOSITOR)

(SEAL)

 By:   /s/ MICHAEL J. VELOTTA
       -------------------------------------
        Michael J. Velotta
        Vice President, Secretary and
           General Counsel


As required by the Securities Act of 1933, this Registration Statement has been duly signed below by the following Directors and Officers of Allstate Life Insurance Company of New York on the 30th day of December, 1999.


*/LOUIS G. LOWER, II                Chairman of the Board and Director
--------------------                (Principal Executive Officer)
   Louis G. Lower, II

*/THOMAS J. WILSON, II              President and Director
----------------------              (Principal Operating Officer)
   Thomas J. Wilson, II

*/JOSEPH J. RICHARDSON, JR.         Director and Chief Operations Officer
----------------------------
   Joseph J. Richardson, Jr.

/s/MICHAEL J. VELOTTA               Vice President, Secretary, General
-----------------------             Counsel and Director
   Michael J. Velotta

*/KEVIN R. SLAWIN                   Vice President and Director
------------------                  (Principal Financial Officer)
   Kevin R. Slawin

*/SAMUEL J. PILCH                   Controller
----------------------              (Principal Accounting Officer)
   Samuel H. Pilch

*/TIMOTHY H. PLOHG                  Vice President and Director
------------------
   Timothy H. Plohg

*/MARCIA D. ALAZRAKI                Director
--------------------
   Marcia D. Alazraki

*/CLEVELAND JOHNSON, JR.            Director
------------------------
   Cleveland Johnson, Jr.



*/ By Michael J. Velotta, pursuant to Powers of Attorney previously filed.

Exhibit Index

3              Form of Underwriting Agreement
4              Form of Contract
5              Form of Application for a Contract
8              Form of Participation Agreement
9              Opinion of Michael J. Velotta
10(a)          Independent Auditors' Consent
10(b)          Consent of Freedman, Levy, Kroll & Simonds
13             Performance Data Calculations